Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-138617

333-138617-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price		Amount of registration fee

Debt Securities	US$	3,702,787,500	US$	396,198.26	(1)

Guarantees		—		—	(2)

(1)	The registration fee of US$396,198.26 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Of this amount: (i) the registrants are paying $385,070.26 on the date hereof; and (ii) pursuant to Rule 457(p), the registrants are offsetting against the registration fee due for this offering $11,128 of the $16,180 in filing fees previously paid by the registrants with respect to unsold securities registered pursuant to a Registration Statement on Form F-3 (Nos. 333-110867; -110867-01) filed by Companhia Vale do Rio Doce and Vale Overseas on December 2, 2003 (leaving $5,052 in previously paid filing fees under that Registration Statement available for future registration fees under Rule 457(p)).
(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guarantees.

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 13, 2006)

Vale Overseas Limited

US$1,250,000,000  6.250% Guaranteed Notes due 2017

US$2,500,000,000  6.875% Guaranteed Notes due 2036

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

Vale Overseas Limited is offering US$1,250,000,000 aggregate principal amount of its 6.250% Guaranteed Notes due January 23, 2017 and US$ 2,500,000,000 aggregate principal amount of its 6.875% Guaranteed Notes due November 21, 2036. Vale Overseas will pay interest on the 2017 notes semi-annually on January 23 and July 23 of each year, beginning July 23, 2007. Vale Overseas will pay interest on the 2036 notes semi-annually on May 21 and November 21 of each year beginning May 21, 2007. Vale Overseas will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes.

Vale Overseas may redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed and a “make whole” amount described under “Description of Notes—Optional Redemption” in this prospectus supplement plus, in each case, accrued and unpaid interest on such notes to the date of redemption. Upon the imposition of certain withholding taxes, Vale Overseas may also redeem the notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

The notes will be unsecured obligations of Vale Overseas and will rank equally with Vale Overseas’ unsecured senior indebtedness. The guaranty will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of Companhia Vale do Rio Doce. The notes will be issued only in registered form in minimum denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof.

Vale Overseas will apply to list the notes on the New York Stock Exchange.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page S-15 of this prospectus supplement.

	Per Note due 2017	Per Note due 2036	Total
Public offering price(1)	99.267%	98.478%	US$	3,702,787,500
Underwriting discount	0.350%	0.350%	US$	13,125,000
Proceeds, before expenses, to Vale Overseas	98.917%	98.128%	US$	3,689,662,500

(1)	Plus accrued interest from November 21, 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 21, 2006.

Joint Bookrunners

Credit Suisse Securities    UBS Investment Bank    ABN AMRO Incorporated    Santander Investment

Senior Co-Managers

Banc of America Securities LLC        BNP Paribas        Bradesco BBI        CALYON Corporate and Investment Bank

Citigroup        HSBC        JP Morgan        Mitsubishi UFJ Securities        Scotia Capital

Co-Managers

Banco Itaú Europa        BB Securities Ltd.        BBVA        Daiwa Securities SMBC Europe        Dresdner Kleinwort        Fortis Securities

Mizuho International plc        Natexis Bleichroeder Inc.        SOCIETE GENERALE        Standard Chartered Bank        TD Securities        West LB

The date of this prospectus supplement is November 16, 2006.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

EXCHANGE RATES

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see the information appearing under the heading “Risk Factors” in this prospectus supplement.

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate for data prior to March 14, 2005.

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end		Average for Period (1)		Low		High
Year Ended December 31,
2001	R$	2.320	R$	2.353	R$	1.936	R$	2.801
2002		3.533		2.998		2.271		3.955
2003		2.889		3.060		2.822		3.662
2004		2.654		2.917		2.654		3.205
2005		2.341		2.412		2.164		2.762

Month
May 2006	R$	2.301			R$	2.059	R$	2.371
June 2006		2.164				2.164		2.302
July 2006		2.176				2.165		2.213
August 2006		2.139				2.133		2.191
September 2006		2.174				2.128		2.219
October 2006		2.143				2.133		2.168
November 2006 (through November 16, 2006)		2.152				2.135		2.162

Source: Central Bank of Brazil

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.

On November 16, 2006, the selling rate was R$2.152 per US$1.00.

References to “real,” “reais” or “R$” are to Brazilian reais (plural), the official currency of Brazil. References to “U.S. dollars,” “dollars” or “US$” are to United States dollars. References to “Cdn$” are to Canadian dollars.

References to “tons” in this document are to metric tons.

ENFORCEMENT OF CIVIL LIABILITIES

Brazil

Trench, Rossi e Watanabe Advogados, special Brazilian counsel for CVRD and Vale Overseas, has advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the debt securities would be recognized in the courts of Brazil and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). This ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which service of process if made in Brazil must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified sworn translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Trench, Rossi e Watanabe Advogados that:

•	Civil actions may be brought before Brazilian courts in connection with this prospectus based on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against CVRD (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

•	The ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, a Brazilian or foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must post a bond to cover legal fees and court expenses of the defendant, should there be no real estate assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure.

Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the debt securities.

Cayman Islands

Vale Overseas has been advised by its Cayman Islands counsel, Walkers, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules. To be so enforced the foreign judgment must be final and for a liquidated sum not in respect of taxes or a fine or penalty or of a kind inconsistent with a Cayman Islands judgment in respect of the same matters or obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice, statute or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will:

•	recognize or enforce judgments of U.S. courts predicated based on the civil liability provisions of the securities laws of the United States or any State thereof; or

•	in original actions brought in the Cayman Islands, impose liabilities upon the civil liability provisions the securities laws of the United States or any State thereof,

in each case, on the grounds that such provisions are penal in nature.

A Cayman Islands’ court may stay proceedings if concurrent proceedings are being brought elsewhere.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. In this prospectus supplement, unless the context otherwise requires, references to “CVRD,” “we,” “us” and “our” refer to Companhia Vale do Rio Doce, its consolidated subsidiaries, its joint ventures and other affiliated companies, taken as a whole, and references to “Vale Overseas” mean Vale Overseas Limited, a wholly-owned finance subsidiary of CVRD.

Vale Overseas Limited

Vale Overseas is a finance company wholly owned by CVRD. Vale Overseas’ business is to issue debt securities to finance CVRD’s activities. Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001. The issue of the notes will be the sixth borrowing by Vale Overseas.

Companhia Vale do Rio Doce

We are the world’s largest producer and exporter of iron ore and pellets, the largest metals and mining company in the Americas and one of the largest private sector companies in Latin America by market capitalization. We operate large logistics systems in Brazil, including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum-related, energy and steel businesses. We are investing in copper, nickel and coal exploration, and our first copper mine began operations in June 2004.

In October 2006, we acquired 75.66% of the common shares of Inco Limited (“Inco”), the world’s second largest nickel producer, in an unsolicited cash tender offer, and have since increased our holding to 86.57%. We intend to acquire the remaining shares, and the total purchase price for all of Inco’s common shares will be approximately US$16.9 billion. We plan to further increase our share of the world nickel market by combining Inco’s pipeline of development projects with our Vermelho and Onça Puma greenfield nickel projects in Brazil.

Our main lines of business are:

•	Ferrous minerals (75% of 2005 consolidated gross operating revenues and 71.6% of consolidated gross operating revenues for the nine months ended September 30, 2006). We operate two fully integrated world-class systems for producing and distributing iron ore (the Northern System and the Southeastern System), consisting of mines, railroads and port and terminal facilities, and a third system (the Southern System), consisting of the mines of Minerações Brasileiras Reunidas S.A. (MBR), our Oeste mines and the Guaiaba Island and Itaguai maritime terminals. Production from the Southern System is transported by the MRS Logistica railroad, an affiliate of CVRD. At December 31, 2005, we had a total of 7,981 million tons of proven and probable iron ore reserves in our three systems in Brazil, with an average grade of 66.8% in our Northern System, 57.4% in our Southern System and 52.1% in our Southeastern System. We also operate nine pellet-producing facilities, five of which are joint ventures, and have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese and ferroalloys.

•	Non-ferrous minerals (5.4% of 2005 consolidated gross operating revenues, and 6.6% of consolidated gross operating revenues for the nine months ended September 30, 2006). We are the world’s third largest producer of kaolin and Brazil’s sole producer of potash. Our Sossego copper mine in Carajás, in the state of Pará, Brazil, began production of copper concentrate in June 2004 and is Brazil’s largest producer of copper.

•	Aluminum-related operations (10.5% of 2005 consolidated gross operating revenues, and 13.3% of consolidated gross operating revenues for the nine months ended September 30, 2006). Through subsidiaries and joint ventures, we conduct major operations in the production of aluminum-related products. They include:

•	Bauxite mining, which we conduct through our 40.0% interest in Mineração Rio do Norte S.A., or MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN, one of the largest bauxite producers in the world, has a nominal production capacity of 16.3 million tons per year and produced 17.2 million tons of bauxite in 2005. We are developing a wholly-owned bauxite mine in the Paragominas region, in the state of Pará, that is expected to begin commercial production in the first half of 2007.

•	Alumina refining, which we conduct via our 57.0% interest in our alumina refining subsidiary, Alunorte—Alumina do Norte do Brasil S.A., or Alunorte, which currently has a nominal production capacity of 4.4 million tons of alumina per year, including the latest expansion, through the construction of stages 4 and 5, which added 1.8 million tons to the plant’s annual capacity. We are currently developing another two stages, scheduled to start up during 2008, which are expected to bring the plant’s annual capacity to 6.3 million tons.

•	Aluminum metal smelting, which we conduct through our subsidiaries, Albras—Alumínio Brasileiro S.A., or Albras, which produces aluminum ingots and in which we have a 51.0% interest, and our wholly-owned subsidiary Valesul Alumínio S.A., or Valesul, which produces aluminum ingots, billets and alloys. Albras and Valesul currently have a combined production capacity of approximately 540,000 tons of aluminum per year. In July 2006, we acquired the 45.5% stake in Valesul that we did not already own and began consolidating Valesul in our financial statements.

•	Logistics (9.1% of 2005 consolidated gross operating revenues, and 8.0% of consolidated gross operating revenues for the nine months ended September 30, 2006). We are a leading provider of logistics services in Brazil, with railroad, coastal shipping and port handling operations. Each of the iron ore complexes of our Northern and Southeastern Systems incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide general cargo and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. In 2005, our railroads transported approximately 66% of the total freight tonnage transported by Brazilian railroads, or approximately 146.5 billion ntk of cargo, of which 119.6 billion ntk were our iron ore and pellets.

•	Other investments. In addition to our core mining activities, we currently have investments in three steel companies, and have also invested in two joint ventures that are building steel slab plants in Brazil. We also hold stakes in eight hydroelectric power generation projects with a total projected capacity of 2,509 MW (of which our share is 991.4 MW), six of which have already started operations, and two of which are scheduled to start operations within the next four years.

Through our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes, and maintain an active mineral exploration program in Brazil and overseas. Our mineral exploration efforts are focused on copper, gold, nickel, manganese ore, iron ore, kaolin, bauxite, potash, phosphate, coal, diamonds and platinum group metals.

Our Strategy

Our goal is to strengthen our competitiveness among the leading global mining companies by focusing on diversified growth in mining operations, principally through organic growth and developing our logistics business. We are pursuing disciplined capital management in order to maximize return on invested capital and total return to shareholders. Although we are emphasizing organic growth in our core businesses, we may pursue future strategic acquisitions in order to create value for our shareholders.

Over the past several years, we have developed a robust long-term strategic planning process. We are building on these changes with ambitious long-range plans in each of our principal business areas, including substantial capital expenditures for organic growth through 2012.

The following paragraphs provide some highlights of our major strategies.

•	Maintaining our leadership position in the seaborne iron ore market. We continue to consolidate our leadership in the seaborne iron ore market, and had an estimated 32.2% of the total 670 million tons traded in 2005. We are committed to maintaining our position in the global iron ore market by strengthening relationships with clients, focusing our product line to capture industry trends, increasing our production capacity in line with demand growth and controlling costs. We believe that our strong relationships with major customers (reinforced through long-term contracts), tailored product line and high quality products will help us to achieve this goal. We are also taking steps to encourage several steel makers to develop slab plants in Brazil in order to create additional demand for our iron ore.

•	Investing in nickel and coal. We are pursuing various opportunities to become a large global player in the nickel and coal businesses. Our acquisition of Inco, the world’s second largest nickel producer, has contributed significantly to our diversification and expansion strategy.

•	Enhancing our logistics capacity. We believe that the quality of our railway assets and our many years of experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We are expanding the capacity of our railroads through the purchase of additional locomotives and wagons to serve the increasing needs of our own businesses and those of our customers.

•	Increasing our aluminum-related activities. We plan to develop and increase production capacity in our aluminum-related operations, focusing on the upstream portion of the production chain, developing low-cost bauxite and alumina projects. We have large undeveloped high quality bauxite reserves and opportunities for low-cost expansions in our alumina refinery. We are working on the development of these opportunities. We are also investing in mineral exploration to increase our bauxite reserves.

•	Developing our copper resources. We believe that our Brazilian copper projects, which are all situated in the Carajás region, in the state of Pará, can be among the most competitive in the world in terms of investment cost per ton of ore. These copper mines will benefit from our transportation facilities serving the Northern System.

•	Globalization of multi-commodity exploration efforts. We are engaged in an active mineral exploration program, with efforts in several countries and regions around the globe, including Angola, Argentina, Australia, Brazil, Chile, Gabon, Guinea, Mozambique, Mongolia, Peru and South Africa. We are mainly seeking new deposits of copper, gold, manganese ore, iron ore, nickel, kaolin, bauxite, phosphate, potash, coal, diamonds and platinum group metals. Mineral exploration is an important part of our organic growth strategy.

•	Developing power generation projects. Energy management and efficient supply have become a priority for us. Driven both by structural changes in the industry and regulatory uncertainties, and by the risk of rising electricity prices and energy shortages, we have invested in seven consortia to develop eight hydroelectric power generation plants in Brazil and we plan to use the electricity from these projects for our internal needs. As a large consumer of electricity, we expect that investing in power projects will help protect us against volatility in the price of energy.

Acquisition of Inco

On October 23, 2006, we acquired 75.66% of the outstanding common shares of Inco at a price of Cdn$86.00 in cash per Inco common share pursuant to an unsolicited cash tender offer. During a subsequent offering period that ended on November 3, 2006, we acquired additional shares at the same offer price, bringing the total shares acquired to 86.57% of the outstanding common shares of Inco. We intend to acquire the remaining common shares, and the total purchase price for all of Inco’s common shares will be approximately US$16.9 billion.

Inco is a reporting company under the Securities Exchange Act of 1934 and files periodic reports with the Securities and Exchange Commission (the “SEC”). See “Where you can find more information” in the accompanying prospectus for information on how to obtain reports filed with the SEC. Neither the underwriters nor we make any representations with respect to, or assume any responsibility for the accuracy or completeness of the information contained in Inco’s filings with the SEC, other than the financial statements of Inco specifically incorporated by reference in the prospectus.

Overview of Inco

Inco is the world’s second largest producer of nickel and a major producer of value-added specialty nickel products. In conjunction with its nickel operations, it also produces copper, precious metals and cobalt. Inco also produces sulphuric acid and liquid sulphur dioxide as by-products from its processing operations.

Inco’s principal products include:

•	Nickel (net sales of US$3,655 million (80.9% of total net sales) in 2005; net sales of US$4,269 million (79.9% of total net sales) in the first nine months of 2006). Inco is the world’s second largest producer of nickel. Inco’s principal nickel mines are located in the Sudbury area of Ontario, the Thompson area of Manitoba, Voisey’s Bay in Newfoundland and Labrador, and, through Inco’s approximately 61% owned subsidiary PT International Nickel Indonesia Tbk (“PT Inco”), on the Island of Sulawesi, Indonesia. Inco’s nickel deliveries in 2005 totaled 246,282 tons, 223,811 tons of which were sourced primarily from Inco, and represented an estimated 19% of the total world demand for primary nickel.

Inco is a world leader in the development, production and sale of value-added or specialty nickel products, including powders, foams, flakes, oxides and nickel-coated graphite. These products are used for such applications as consumer electronics, rechargeable batteries for consumer and hybrid vehicle use, fuel cells, powder metallurgy, automotive parts, electromagnetic interference shielding for computers and cellular telephones, special catalysts and salts, metal injection moulding, and hard metal binders. These specialty nickel products are sold at premium prices and accounted for approximately 9% of Inco’s nickel sales revenue in 2005.

•	Copper (net sales of US$463 million (10.2% of total net sales) in 2005; net sales of US$696 million (13.0% of total net sales) in the first nine months of 2006). Inco produces copper in conjunction with its nickel mining operations principally from sulphide ores mined at its mines located in the Sudbury area of Ontario and Voisey’s Bay in Newfoundland and Labrador. In 2005, Inco produced 125,595 tons of finished copper, including anode production. In 2005, Inco closed its copper refinery in Sudbury and today sells all of its copper production from its Ontario operations in anode form to Falconbridge Limited. Inco also produces copper concentrates at its Voisey’s Bay operations.

•	Precious metals, cobalt and other products (net sales of US$400 million (8.9% of total net sales) in 2005; net sales of US$380 million (7.1% of total net sales) in the first nine months of 2006). Inco also produces cobalt, platinum-group metals (platinum, palladium, rhodium, ruthenium and iridium) (“PGMs”), gold, silver, and some modest quantities of selenium and tellurium. Inco also produces and sells sulphuric acid and liquid sulphur dioxide as by-products from its processing operations at Sudbury.

Inco is developing a series of projects to significantly expand its production capacity.

•	Voisey’s Bay nickel-copper-cobalt project. Production of nickel concentrates from phase one of Inco’s wholly-owned Voisey’s Bay greenfield project began in September 2005, and the first production of finished nickel from these concentrates occurred in January 2006. The Voisey’s Bay deposit consists of a series of individual nickel-copper-cobalt deposits, the first of which, known as the Ovoid, is close to the surface and is being developed using open pit mining. We expect production from the Voisey’s Bay project in 2006 to be approximately 45,000 tons of nickel in concentrates. Assuming technical and economic feasibility, a commercial processing plant will be built as part of the second phase of the project between 2009 and 2011. Pending construction of that plant, nickel concentrates are primarily shipped to Inco’s operations in Thompson, Manitoba and Sudbury, Ontario for processing into finished nickel. The third phase of the project is expected to include underground mine development to access the remaining deposits of Voisey’s Bay.

•	Goro nickel-cobalt project. Inco holds an approximate 74% interest in the Goro nickel-cobalt project in New Caledonia, a major greenfield project consisting of an open-pit mine and processing facility that are expected to have an annual production capacity of 60,000 tons of nickel upon completion. Production at Goro is currently targeted to begin in 2008. Inco’s most recent published capital cost estimate for the Goro project was US$1,878 million with a minus 5% plus 15% confidence level, and Inco has since announced that it expects its next revised cost estimate to exceed that range. We expect to be in a position to announce a revised capital cost estimate by the end of the first quarter of 2007.

Strategic Rationale

We believe the acquisition of Inco will provide the following strategic and financial benefits:

•	We have become the world’s second largest nickel producer, with a clear path to become the market leader. Our acquisition of Inco makes us the world’s second largest producer of nickel. Only four major greenfield projects are currently under development in the nickel industry, and we are developing three of them. Upon completion, we expect the Goro, Vermelho and Onça Puma projects to increase our production capacity by 164,000 tons, or 80.4% over Inco’s 2005 production of contained nickel, which positions us to become the world’s largest nickel producer.

•	We have diversified our mining activities. The acquisition of Inco diversifies our products, markets and geographical asset base. The following chart shows the composition of our gross operating revenues for the nine months ended September 30, 2006 on a historical basis and on a pro forma basis giving effect to the acquisition.

Financing of the Purchase Price

As described above, as of November 3, 2006, we had acquired 86.57% of the outstanding common shares of Inco at a price of Cdn$86.00 in cash per Inco common share. We currently intend to acquire the remaining Inco shares not tendered in the tender offer by way of a “subsequent acquisition transaction,” a term we use to refer to an amalgamation or other transaction for the purpose of enabling us to acquire all shares not acquired pursuant to the tender offer. In the subsequent acquisition transaction, we will pay consideration per Inco share at least equal in value to the consideration per Inco share paid in the tender offer. Assuming that we acquire 100% of Inco’s shares at price of Cdn$86.00 per share, the total purchase price for Inco will be approximately US$16.9 billion.

We currently expect to finance the purchase price for all of Inco’s outstanding shares using drawings of US$14.6 billion under our two-year senior acquisition facility and cash on hand. In order to lengthen the average maturity of our outstanding indebtedness and to reduce our refinancing risks, we are exploring refinancing of our senior acquisition facility in the near term. We will use the net proceeds of this offering, estimated at US$3,686 million, to repay a portion of the amounts outstanding under the senior acquisition facility. We are also planning two other transactions to repay part of the amounts outstanding under the senior acquisition facility.

•	Real-denominated debentures to be sold in a public offering in Brazil. We are seeking to raise R$5 billion (approximately US$2.3 billion) by issuing non-convertible notes in the Brazilian market.

•	A U.S. dollar-denominated pre-export financing facility. We are seeking to raise US$5 billion under a trade-related loan facility in one or more tranches with final maturities of at least five years, bearing interest at fixed rates.

We expect to complete both transactions in the fourth quarter of 2006, but the form, manner and timing of the refinancing of amounts borrowed under the senior acquisition facility are subject to change and will depend on market conditions.

Vale Overseas’ registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900, Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4477.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus. In this description of the offering, references to CVRD mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies.

Issuer	Vale Overseas Limited

Guarantor	Companhia Vale do Rio Doce

Notes offered

•     US$1,250,000,000 in principal amount of 6.250% Guaranteed Notes due 2017 (the “2017 notes”)

•     US$2,500,000,000 in principal amount of 6.875% Guaranteed Notes due 2036 (the “2036 notes” and with the 2017 notes, the “notes”)

Guaranty	CVRD will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of each series of the notes.

Issue price	• 2017 notes: 99.267% of the principal amount • 2036 notes: 98.478% of the principal amount

Maturity	• 2017 notes: January 23, 2017 • 2036 notes: November 21, 2036

Interest rate

•     The 2017 notes will bear interest at the rate of 6.250% per annum from November 21, 2006 based upon a 360-day year consisting of twelve 30-day months.

•     The 2036 notes will bear interest at the rate of 6.875% per annum from November 21, 2006 based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the 2017 notes will be payable semi-annually on January 23 and July 23 of each year, commencing on July 23, 2007.

Interest on the 2036 notes will be payable semi-annually on May 21 and November 21 of each year, commencing on May 21, 2007.

Ranking Notes

The notes are general obligations of Vale Overseas and are not secured by any collateral. Your right to payment under these notes will be:

•     junior to the rights of secured creditors of Vale Overseas to the extent of their interest in Vale Overseas’ assets. Holders of Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest on the Enhanced Guaranteed Notes due 2007 in the event of certain political risk events; and

• equal with the rights of creditors under all of Vale Overseas’ other unsecured and unsubordinated debt.

Guaranty

The guaranty will be a general obligation of CVRD and is not secured by any collateral. Your right to payment under the guaranty will be:

•      junior to the rights of secured creditors of CVRD to the extent of their interest in CVRD’s assets;

•      equal with the rights of creditors under all of CVRD’s other unsecured and unsubordinated debt; and

•      effectively subordinated to the rights of any creditor of a subsidiary of CVRD over the assets of that subsidiary.

As of September 30, 2006, on a pro forma basis after giving effect to the acquisition of Inco and the incurrence by CVRD of US$14,600 million to fund the purchase price for 100% of Inco’s shares:

•      Vale Overseas had US$2,068 million of debt outstanding.

•      CVRD had US$17,274 million of debt outstanding on a standalone basis, US$502 million of which was secured debt.

•      CVRD’s subsidiaries, excluding Vale Overseas’ debt noted above, had US$2,809 million of indebtedness outstanding, of which US$479 million was secured debt.

•      CVRD had extended guarantees of borrowings of joint ventures and affiliated companies amounting to US$3 million.

For purposes of the above calculations, CVRD’s senior acquisition facility is assumed to be unsecured. Under the terms of the senior acquisition facility, CVRD Canada, our indirect wholly-owned subsidiary and Inco’s indirect parent, must cause Inco to guarantee the senior acquisition facility within 60 days after CVRD Canada acquires 100% of the Inco shares. If Inco is unable for specified reasons to deliver a guarantee within the time required, within 30 days thereafter, the senior acquisition facility will be secured by a pledge of all CVRD Canada’s interest in Inco. In that event, CVRD’s pro forma consolidated secured debt would increase to US$15,581 million.

Covenants

The indenture governing the notes contains restrictive covenants that, among other things and subject to certain exceptions, limit CVRD’s ability to:

•      merge or transfer assets, and

•      incur liens,

and, among other things and subject to certain exceptions, limit Vale Overseas’ ability to:

•      merge or transfer assets,

•      incur liens,

•      incur additional indebtedness, and

•      pay dividends.

For a more complete description of CVRD’s and Vale Overseas’ covenants, see “Description of Notes—Covenants” in this prospectus supplement and “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

Further issuances	Vale Overseas reserves the right, from time to time, without the consent of the holders of the notes, to issue additional notes of any series on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the relevant series of notes. Vale Overseas may also issue other securities under the indenture which have different terms and conditions from the notes. Likewise, CVRD has the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries and to issue its own debt.

Payment of additional amounts	Vale Overseas and CVRD will pay additional amounts in respect of any payments under the notes so that the amount you receive after Brazilian or Cayman Islands withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions as described under “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional redemption	Vale Overseas may redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed and a “make whole” amount described under “Description of Notes—Optional Redemption” in this prospectus supplement plus, in each case, accrued and unpaid interest on such notes to the date of redemption.

Tax redemption	If, due to changes in Brazilian or Cayman Islands laws relating to withholding taxes applicable to payments of interest, Vale Overseas or CVRD is obligated to pay additional amounts on the notes in respect of Brazilian or Cayman Islands withholding taxes at a rate in excess of 15%, Vale Overseas may redeem the notes in whole, but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Use of proceeds	The net proceeds of this offering will be used to repay a portion of the amounts outstanding under our senior acquisition facility.

Listing	Application will be made to list the notes on the New York Stock Exchange.

Rating	The notes have been assigned a foreign currency rating of “Baa3” by Moody’s Investor Services, Inc. (“Moody’s”) and “BBB” by Standard & Poor’s Ratings Services (“Standard & Poor’s”). Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by CVRD and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

Risk Factors	See “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before investing in the notes.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to the Acquisition of Inco

We may experience difficulties integrating Inco and may fail to achieve the expected benefits from the acquisition.

Integrating Inco with our operations will be a complex, costly and time-consuming process, and may be made more difficult due to the unsolicited cross-border nature of the acquisition. Risks and challenges that may impair our ability to achieve the benefits of the acquisition include:

•	Although we have experience integrating acquired companies into our operations, we lack experience integrating operations as substantial and geographically diverse as those of Inco. The acquisition of Inco is significantly larger than any other acquisition we have completed.

•	Due to its unsolicited nature, our acquisition of Inco was made on the basis of publicly available information about Inco. Since the acquisition, we have conducted only limited due diligence of non-public information about Inco, given the short period of time between the acquisition and the preparation of this prospectus supplement.

•	We may incur unexpected liabilities or contingencies related to labor, taxes or other matters as a result of our acquisition of Inco and rights of acceleration or termination that we have not identified under contractual agreements of Inco may be triggered as a result of our acquisition of control of Inco and could result in unanticipated expenses and/or cash payments or adversely affect Inco’s results of operations and financial condition.

•	Integrating Inco and gaining familiarity with its operations and challenges will require significant management time and resources and may divert management’s attention from our day-to-day business.

•	Although we have two nickel projects under development, we have no significant prior experience producing or marketing nickel, cobalt or PGMs or operating businesses in Canada, Indonesia, New Caledonia, the United Kingdom, Japan, Korea or Taiwan.

•	The successful integration of Inco will require us to assimilate personnel with diverse backgrounds, languages and cultures. We may have difficulty retaining and integrating key employees and may be required to make substantial payments to departing executives. The performance of Inco’s operations could be adversely affected if we cannot retain key employees to assist in the integration of CVRD and Inco and operation of Inco.

•	We may encounter difficulties or delays in implementing common information systems, operating procedures and financial controls.

If we are unable to successfully respond to these risks and challenges, we may experience higher than expected operating costs or fail to achieve the anticipated benefits of the acquisition.

If Inco’s business does not perform well or we do not integrate it successfully, we may incur significant charges to net income to write down the goodwill established in the acquisition.

As a result of the acquisition, we expect to establish goodwill of approximately US$2,699 million based upon the September 30, 2006 unaudited pro forma interim condensed consolidated balance sheet included elsewhere in this prospectus supplement. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we must test our goodwill annually for impairment and, if we determine that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. If Inco’s business does not perform well or if we are unable to integrate it successfully into our operations, we may incur significant charges to net income to write down the goodwill, which could have a material adverse effect on our results of operations or financial condition.

We have incurred a substantial amount of indebtedness in connection with the acquisition of Inco, which could limit our operating flexibility and make it more difficult for us to maintain our investment grade rating.

As of September 30, 2006, on a consolidated pro forma basis after giving effect to the acquisition of Inco, the consolidation of Inco’s indebtedness and the incurrence by CVRD of indebtedness of US$14.6 billion to fund the purchase price for 100% of Inco’s shares, we had US$22.1 billion of debt outstanding, compared to US$5.9 billion outstanding at September 30, 2006 on a historical basis.

The substantial increase in our outstanding debt and related covenants under our senior acquisition facility could limit our operating flexibility. In particular:

•	A substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes.

•	Our higher levels of indebtedness and the need to comply with financial covenants in our senior acquisition facility may impair our ability to adjust to changing market conditions or withstand competitive pressures.

•	Our higher level of outstanding debt may make it more difficult to maintain the financial ratios the rating agencies require in order for us to maintain our investment grade rating.

Failure to maintain our investment grade rating could adversely affect our business.

Following the acquisition, Standard & Poor’s downgraded the long-term foreign currency credit ratings of CVRD and Vale Overseas from BBB+ to BBB and placed us on credit watch with negative implications and Moody’s confirmed the long-term foreign currency credit ratings of CVRD and Vale Overseas at Baa3. If we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, we could lose our investment grade credit rating. Failure to maintain our investment grade rating could have a significant adverse impact on the value of our outstanding securities (including the notes) and our ability to secure additional financing on favorable terms and could adversely affect our results of operations and financial condition. In particular:

•	A downgrade in our credit rating below investment grade would increase the interest rate payable under our senior acquisition facility, which could result in a significant increase in our interest expense.

•	A downgrade in our credit rating below investment grade could also result in a similar downgrade in the rating of Inco’s debt, which would increase the rates payable under Inco’s credit facilities.

•	If Inco’s corporate credit rating or, in the absence of such a rating, a debt rating on its most senior debt having a term of at least five years, falls below certain minimum investment grade credit ratings, regulations of the Province of Ontario require it to obtain letters of credit or other forms of financial assurance intended to secure its ability to meet reclamation and restoration costs related to future closures of its facilities in Ontario. At the time of Inco’s most recent annual report on Form 10-K, these costs were estimated to be US$790 million on an undiscounted basis.

Commitments made to Canadian government authorities in connection with the acquisition of Inco may limit our flexibility in managing Inco’s operations.

In connection with the approval of our acquisition of Inco under the Investment Canada Act, we made a series of commitments to the Canadian Minister of Industry, including commitments to manage our nickel business from Canada, to refrain from making layoffs at Inco’s Canadian operating facilities for three years and to maintain specified employment levels for an agreed period. We also committed to increase certain expenditures by specified amounts over previously existing levels and to seek to accelerate the development of Inco’s Voisey’s Bay project. See “Acquisition of Inco—Investment Canada Act Undertakings.” These commitments could limit our flexibility in managing our business and responding to changing market conditions, which could adversely affect our results of operations.

We may be required to make a mandatory tender offer for minority interests in PT Inco.

PT Inco, a 60.8% majority owned subsidiary of Inco, is a public Indonesian company with shares listed on the Jakarta Stock Exchange. An Indonesian capital markets regulation concerning indirect acquisitions requires that, in certain circumstances, a new controlling party of a public Indonesian company must make a tender offer to the other shareholders of the company. Under the relevant regulation, the price at which the offer must be made is no lower than the highest price of the PT Inco shares during a specified 90-day period. It is unclear whether we will be required to make a tender offer for the PT Inco shares and there is uncertainty as to the timing of the commencement of the 90-day period. In addition, to the extent that such an offer would reduce the percentage of PT Inco shares representing the public float, it is unclear how that reduction would be interpreted under the provisions relating to Indonesian share ownership in PT Inco’s contract of work (which authorizes and governs PT Inco’s mining operations). If we fail to comply with the provisions set forth in the contract of work, the Indonesian government may pursue sanctions including the potential termination of the contract of work.

Of the shares of PT Inco not held by Inco, approximately 20.1% are held by Sumitomo Metal Mining Co. Ltd., 18% are held by the public and the remaining shares are held by a number of other smaller shareholders. As of August 14, 2006, the date we announced our proposed acquisition of Inco, there were 993,633,872 shares of PT Inco outstanding. The highest price of the PT Inco shares on the Jakarta Stock Exchange in the 90 days prior to the date we announced our proposed acquisition of Inco was 23,000 Indonesian Rupiah (equal to US$2.39 based on the exchange rate in effect on November 10, 2006). If we are required to make a tender offer for the shares of PT Inco, we understand that such tender offer would need to be made for the shares held by the public and certain other small shareholders of PT Inco (approximately 18.5% of the outstanding shares).

Risks Relating to Inco’s Business

Inco’s business is subject to common mining industry risks.

The acquisition of Inco will subject us to risks connected with Inco’s business, many of which are similar to risks we already face as part of our existing mining operations. In particular, we note that:

•	Inco is exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. Nickel and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations that are affected by many factors. See “Risks Relating to Our Business—Aluminum, nickel and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.” Like CVRD, Inco earns most of its revenues in U.S. dollars, but incurs a substantial portion of its costs and expenses in currencies other than the U.S. dollar. The exchange rates for converting such currencies into U.S. dollars have varied substantially during the last three years. Our risk management activities may fail to adequately protect us from interest rate, exchange rate and commodity price fluctuations associated with Inco’s operations. See “Risks Relating to Our Business—Our market risk management strategy may not be effective.”

•	The stainless steel industry is the largest global consumer of nickel. Adverse developments in the stainless steel industry could have a significant impact on Inco’s nickel business. See “Risks Relating to Our Business—Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.”

•	Chinese demand has been a major driver of world demand for nickel in recent years and PT Inco’s nickel-in-matte production is sold primarily to the Asian market. A decline in Chinese demand for nickel or Asian demand for nickel-in-matte could have a significant impact on Inco’s nickel business. See “Risks Relating to Our Business—Adverse economic developments in our principal markets, especially China, could reduce demand for our products, leading to lower revenues and profitability.”

•	Mineral quantities actually recovered may differ from Inco’s ore reserve estimates, and changes in conditions could render certain deposits uneconomical to mine. See “Risks Relating to Our Business—Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.”

•	The nickel business is subject to intense competition. See “Risks Relating to Our Business—The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.”

•	Fuel costs are an important component of our production costs for nickel. See “Risks Relating to Our Business—An increase in fuel costs may adversely affect our business.”

•	Inco operates important parts of its operations through joint ventures with other companies. See “Risks Relating to Our Business—Many of our operations depend on joint ventures; our business could be adversely affected if our joint venture partners do not observe their commitments.”

If we are unable to develop and maintain new low-cost sources of nickel concentrates to supply Inco’s Thompson, Manitoba operations on a timely basis, nickel production at this facility may decline and nickel unit costs of production may increase.

Inco’s Thompson, Manitoba operations no longer produce sufficient ore to maintain historical nickel production levels. Inco has relied upon the availability of purchased nickel intermediates and Voisey’s Bay nickel concentrates to maintain nickel production levels at its Manitoba facilities. If the Voisey’s Bay operations experience problems in producing or shipping nickel concentrates to Inco’s Manitoba facilities or its Ontario facilities, to which such concentrates are also shipped, production at those facilities could be interrupted or reduced. In addition, under arrangements entered into with the Province of Newfoundland and Labrador, Inco is obligated to begin refining the nickel concentrates produced by the Voisey’s Bay project in Newfoundland and Labrador beginning in 2012. If we are unable to develop sufficient low-cost sources of nickel concentrate to supply Inco’s Thompson, Manitoba operations by the time Voisey’s Bay shipments must cease in 2012, we may be unable to maintain nickel production levels at Inco’s Thompson, Manitoba facilities without purchasing third-party nickel intermediates, which could increase overall unit production costs for nickel.

The requirement to build a processing facility in the Province of Newfoundland and Labrador by 2011 involves risks.

Under Inco’s definitive agreements with the Province of Newfoundland and Labrador, Inco has agreed to build a commercial processing facility in the Province by the end of 2011 to treat all Voisey’s Bay ores or intermediate products to produce finished nickel and cobalt products. The facility will either be based upon hydrometallurgical processing technologies or, if such technologies do not meet certain technical and economic feasibility requirements, a conventional refinery. This project involves several risks and challenges, including the following:

•	The final cost for the project may be higher than expected, and unforeseen events or conditions may delay the commencement of commercial operations. See “Risks Related to Our Business—We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.” Failure to complete the facility on the timetable agreed with the Province of Newfoundland and Labrador could subject us to sanctions under the agreements with the Province, including the potential forfeiture of the lease to conduct mining operations in Voisey’s Bay.

•	As currently proposed, the new processing facility will rely on new hydrometallurgical processing and other technologies to produce one or more refined or finished nickel products. There can be no assurance that these technologies will be successfully developed and applied on a commercial basis. Unforeseen challenges in implementing these new technologies could lead to delays in the start-up of commercial production or lead to higher than expected capital or operating costs that could adversely affect the project’s profitability.

The Goro project is subject to risks that may lead to increased project costs or prevent its successful implementation.

Inco’s Goro project in New Caledonia is subject to a number of risks that may lead to increased project costs or delay or prevent its successful implementation.

•	Successfully completing the development of the Goro project may require greater capital expenditures than currently planned. The final cost of the Goro project may exceed Inco’s most recent published capital cost estimates by a significant margin. If the capital cost of the Goro project exceeds thresholds specified in agreements with the minority shareholders in the Goro project prior to meeting specified performance tests specified in those agreements, the minority shareholders in the Goro project will not be obligated to fund their pro rata share of the project costs. This could increase our funding requirements for the project.

•	The development of the Goro project is subject to project execution risks, including the need to obtain necessary environmental and other permits. These factors could delay or prevent the project’s completion. In addition, litigation may delay the construction of the Goro project. In late October 2006, a court in Paris considered an application by a New Caledonian group to stop construction of the project. Goro Nickel believes the application is without merit. The court has announced that it intends to issue its decision on November 21, 2006.

•	Once the Goro project begins commercial operation, experience from mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, current estimates.

•	Political, economic, social and legislative and regulatory developments in New Caledonia could adversely affect the development or operation of the Goro project. A referendum is planned by 2018 on whether New Caledonia will become fully independent from France. Related steps are planned prior to that date to increase the autonomy of New Caledonia from France, including the enactment of a new mining law. There also have been periodic attempts by certain local groups in the area of the Goro project site to disrupt operations and activities at that site and related areas, and boycotts and other actions have affected the operations of other nickel producers and businesses in New Caledonia. Future disruptions could have a substantial adverse effect on the Goro project’s construction schedule and capital costs.

•	In connection with a French government-sponsored financing program for a portion of the Goro processing plant (the “Girardin Financing”), Goro Nickel has agreed to indemnify certain investors that participated in the Girardin Financing for certain potential liabilities that might occur associated with the loss or forfeiture by such investors of certain related tax benefits including tax losses that may arise if the Girardin-financed portion of the processing plant is not substantially completed by December 31, 2008, and Inco has issued guarantees of these obligations. These investors also have a put option entitling them to require us to purchase their interest in the Goro project upon the occurrence of certain material adverse environmental events.

PT Inco’s operations are subject to significant risks.

PT Inco accounts for an important percentage of Inco’s overall production. PT Inco’s operations are subject to significant risks. In particular:

•

PT Inco is vulnerable to economic and political developments in Indonesia. Since the late 1990s, Indonesia has experienced periods of economic and political turmoil, at times exacerbated by downturns in the global economy. Political, economic and regulatory developments within Indonesia could evolve in ways that would adversely affect PT Inco’s operations, and PT Inco’s operations may be disrupted by actions by non-governmental organizations or community activist groups.

•	The mining sector in Indonesia has over the past several years been facing several challenges stemming from the economic and political problems in the country that may have an adverse effect on PT Inco’s operations. These challenges include:

•	regulatory uncertainty as a result of transfers of governmental power between different levels of government, including the transfer from the central government to regional governments of taxation and regulation of certain industrial activities, and overlapping and unclear legislation enacted by the central, provincial and local government authorities;

•	increasingly militant actions of non-governmental organizations and labor unions; and

•	continued disputes between mining companies and local communities.

•	The processing of PT Inco’s lateritic ores is energy-intensive. PT Inco generates a significant portion of the electricity for its operations from its hydroelectric facilities, one of which has generated power consistently above its design capacity due to water management practices and high reservoir levels. Adverse hydrological factors or ineffective water management practices could adversely affect electricity production at PT Inco’s hydroelectric plants in the future, which could significantly increase PT Inco’s costs or result in lower production. In addition, groundwork on PT Inco’s new hydroelectric power project on the Larona River near the village of Karebbe has been suspended since January 2006 pending the receipt of certain amendments to a required permit issued by the Minister of Forestry. Delays in receiving required permits may adversely affect the timing and cost of the Karebbe project and impair PT Inco’s ability to achieve the increases in nickel-in-matte production that this project was designed to permit.

•	PT Inco’s contract of work with the Indonesian government requires PT Inco, subject to economic and technical feasibility, to construct production plants at Pomalaa in Southeast Sulawesi and Bahodopi in Central Sulawesi. The obligation to build a commercial plant at Pomalaa has been deemed to be satisfied through the later of 2008 or the termination of PT Inco’s Cooperative Resources Agreement with PT Antam Tbk (an agreement providing for the supply by PT Inco of saprolite to PT Antam), following which PT Inco will be obligated to deliver a report evaluating the technical and economic feasibility of constructing a commercial plant at Pomalaa. Subject to technical and economic feasibility, the contract of work requires PT Inco to build the Bahodopi facility by about 2010. Failure to meet commitments under the contract of work to build a required facility would entitle the Indonesian government, after a cure period of 180 days, to close and require PT Inco to relinquish the mining areas related to the expansion project.

•	Regulations issued by the Indonesian Minister of Forestry relating to mining activities have imposed new restrictions on mining in protected forests. If these regulations restrict PT Inco’s ability to mine in certain areas included in its contract of work, it could reduce PT Inco’s estimated ore reserves and adversely affect PT Inco’s long-term mining plans.

•	PT Inco’s contract of work may not be extended beyond its scheduled expiration in 2025.

Inco has experienced labor disputes that have disrupted operations, and such disputes could recur.

A substantial number of the employees of Inco and some of the subcontractors it employs are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages have occurred and could continue to occur prior to, or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations, or during other periods for other reasons. Moreover, Inco could be adversely affected by labor disruptions involving third parties who may provide Inco with goods or services in Canada and elsewhere. Strikes and other labor disruptions at any of Inco’s operations could adversely affect the operation of its facilities or the timing of completion and the cost of its capital projects.

Acquiring Inco subjects us to a new set of environmental regulations and risks that may give rise to significant costs and liabilities.

Like CVRD, Inco is subject to stringent environmental regulations that may give rise to significant costs and liabilities. See “Risks Related to Our Business—Brazilian environmental laws may adversely affect our mining and energy businesses.” Environmental legislation and regulations affect nearly all aspects of Inco’s operations and development projects worldwide. Such legislation and regulations require Inco to obtain operating licenses, permits and other approvals and to conduct environmental assessments prior to initiating projects or undertaking significant changes to existing operations. Environmental legislation and regulation impose standards and controls on activities relating to mining, exploration, development, production, reclamation, closure, and the refining, distribution and marketing of nickel and other metal products. Acquiring Inco will subject us to a new set of environmental regulations and risks. In particular:

•	Inco is subject to limits on sulfur dioxide and nickel emissions that have required and will require Inco to make significant investments, and may be subject to additional emission limits in the future, including potential limits on the emission of greenhouse gases that may be adopted by Canada in response to the Kyoto Protocol to the United Nations Framework Convention on Climate Change. Complying with these or other future emissions limits could require significant capital expenditures or the development of new technology. Complying with such limits could also have an adverse impact on production levels to the extent we are required to operate our facilities at reduced levels to comply with emission limits or are unable to bank or trade sufficient emission allowances in emissions trading markets (where available).

•	Inco has been working with regulatory authorities and other interested parties to evaluate elevated levels of nickel and other metals in soils in the vicinity of Inco’s processing facilities in Ontario that may have been affected by the historical emission of windblown metal-containing particulates. Any efforts Inco is required to undertake to remediate or investigate these matters may involve significant expenditures. Inco is also subject to related litigation in connection with soils near its Port Colborne, Ontario facilities and environmental health studies and risk assessments are underway to evaluate risks from chemicals of concern found in soils near Inco’s smelters in Port Colborne and Sudbury. Given the existence of various legal appeals and scientific and medical studies currently underway, it is not possible to predict the effect these actions and studies could have on Inco’s business, results of operation or financial condition.

•	PT Inco’s facilities are subject to environmental regulations and permits issued by the Government of Indonesia. PT Inco has intermittently exceeded regulatory limits on levels of nickel, manganese and chromium in its effluent discharges into a stream adjacent to its facilities and currently exceeds regulatory limits on particulate emissions. PT Inco may be required to incur significant costs or to alter its operations to comply with these limits or for remediation of environmental issues and could be subject to regulatory actions by governmental authorities for any non-compliance.

•	Environmental requirements in any new operating permit Inco obtains for the Goro project may increase capital costs for the project or result in delays.

•	Asset retirement obligations for Inco’s facilities and projects could differ materially from amounts currently estimated by Inco.

•	Canadian provincial governments may establish exposure limits in the future for diesel particulate matter that could require substantial changes in Inco’s use of diesel equipment in its underground mining operations. This could require increased capital expenditures or lead to higher operating costs that would adversely impact the profitability of Inco’s underground mining operations.

•	Inco may be subject to lung cancer compensation claims by nickel smelter and refinery workers that could increase its costs under workers’ compensation laws in Canada.

Risks Relating to Our Business

Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.

Sales prices and volumes in the seaborne iron ore market depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore.

Driven primarily by strong demand from Chinese steel makers, together with a modest expansion in other markets, the global seaborne iron ore market experienced high demand and rising iron ore and pellet prices in 2005. In 2006, the price of iron ore has increased further, due to a continued imbalance between global demand and supply that has been driven by a significant expansion in demand. In the first half of this decade, demand for iron ore has grown at an average annual rate of 11%. However, in 2006 there has been a reduction in the price of blast furnace and direct reduction pellets. We cannot guarantee how long iron ore demand will remain at current high levels or the direction of future prices. Sustained declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the worldwide iron ore industry. We compete with a number of large mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from iron ore producers may result in our losing market share and revenues. Our aluminum, manganese ore, copper concentrate and other activities are also subject to intense competition and are subject to similar risks.

Demand for iron ore and pellets in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods when customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore and pellets purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers. Similarly, because it takes time to increase production capacity, we may fail to complete our iron ore expansion projects in time to take advantage of the current high levels of worldwide demand for iron ore. In addition, operating at or above full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our mines, railroads and ports.

Adverse economic developments in our principal markets, especially China, could reduce demand for our products, leading to lower revenues and profitability.

The world economy is the primary driver of demand in the global seaborne market for iron ore and pellets. In recent years, China has been the main driver of our sales increases. The percentage of our iron ore and pellet shipments attributable to customers in China was 21.2% in 2005 and 27.9% in the first nine months of 2006. The percentage of our total gross revenues attributable to sales to customers in China was 15.0% in 2005 and 18.9% in the first nine months of 2006. The percentage of our gross revenues attributable to sales to customers from Asian countries other than China was 14.2% in 2005 and 15.1% in the first nine months of 2006. The percentage of our gross revenues attributable to sales to European customers was 28.4% in 2005 and 27.1% in the first nine months of 2006. A weakened global economy or a weakened economy in specific markets where we sell our products, such as China, could reduce demand, leading to lower revenues and profitability.

Aluminum, nickel and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.

Aluminum, nickel and copper are sold in an active world market and traded on commodity exchanges, such as the London Metal Exchange and the New York Mercantile Exchange (NYMEX). Prices for these metals are subject to wide fluctuations and are affected by many factors, including actual and expected global economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and exchanges, investments by commodity funds and others and actions of participants in the commodity markets. Prices for these metals are more volatile than iron ore and pellet prices because they respond more quickly to actual and expected changes in market conditions.

A reduction of global demand for Brazilian steel and/or agriculture products could reduce the demand for our logistics services.

The Brazilian agriculture and steel industries are currently the primary drivers of demand for our logistics services to customers. The percentage of our logistics revenues attributable to these markets was approximately 78.6 % in 2005, and 84.0% in the first nine months of 2006. A reduction in world demand for Brazilian steel and/or agriculture products could reduce demand for our logistics services and harm the profitability of our logistics business.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of ores and metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining life of our existing mines.

Even if we discover mineral deposits, we remain subject to drilling and production risks which could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

•	establish ore reserves through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining, processing facilities and infra-structure required for greenfield properties; and

•	obtain the ore or extract the metals from the ore.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily to further increase our production capacity, logistics capabilities and to expand the scope of minerals we produce. Our expansion and mining projects are subject to a number of risks that may make them less successful than anticipated, including:

•	We may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects.

•	We may fail to obtain or experience delays or higher than expected costs in obtaining the required environmental permits to build our projects.

•	Changes in market conditions may make our projects less profitable than expected at the time we initiated work on the project.

•	Adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

We face rising extraction costs over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

An increase in fuel costs may adversely affect our business.

Our operations rely in part on oil and gas, which represented 10.1% of our cost of goods sold in 2005, and 10.4% for the first nine months of 2006. Fuel costs are a major component of our total costs in our logistics and pellets businesses, and indirectly affect numerous other areas of our business, including our mining and aluminum-related businesses. An increase in oil and gas prices adversely affects margins in our logistics, mining, pellets and aluminum-related businesses.

We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.

We are currently involved in eight proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Six of these proceedings involve post-transaction review of acquisition (including the Inco acquisition) or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining two proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics business. We intend to defend these claims vigorously, but cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines.

CADE recently rendered its decision in connection with its post-transaction review of our acquisitions of Mineração Socoimex S.A., S.A. Mineração Trindade —Samitri, Ferteco Mineração S.A., Belém—Administrações e Participações Ltda., and CAEMI Mineração e Metalurgia S.A., and the agreement to unwind the cross-shareholdings between Companhia Siderúrgica Nacional and us. On August 10, 2005, CADE issued a decision approving these acquisitions, subject to certain conditions. Under the conditions set forth in CADE’s decision, we must either (i) fully waive our preemptive rights relating to the Casa de Pedra iron ore mine and restructure our equity stake in MRS

Logística S.A. or (ii) sell all our assets that were previously owned by Ferteco Mineração S.A., a company we acquired in 2001 and consolidated in August 2003. We have instituted legal proceedings challenging this decision. For more information, see Item 8. Financial Information—Legal Proceedings in our 2005 Form 20-F. If we are required to implement the steps called for in CADE’s decision, our iron ore and logistics operations may be adversely affected.

Our principal shareholder could have significant influence over our company.

At September 30, 2006, Valepar owned 53.3% of our outstanding common stock and 32.5% of our total outstanding capital. For a description of the ownership of our shares, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Principal Shareholder in our 2005 Form 20-F. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval, except for the appointment of certain directors and certain members of our fiscal council. Further, the Brazilian government owns six golden shares of CVRD that give it limited veto powers over certain actions that we could otherwise take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of these golden shares, see Item 10. Additional Information—Common Shares and Preferred Shares—General in our 2005 Form 20-F.

Many of our operations depend on joint ventures; our business could be adversely affected if our joint venture partners do not observe their commitments.

We currently operate important parts of our pelletizing, electric energy, nickel, bauxite, coal and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see Item 4. Information on the Company—Lines of Business in our 2005 Form 20-F.

Our market risk management strategy may not be effective.

We are exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. In order to protect ourselves against market volatility, our Board of Directors has approved a risk management policy. See Item 11. Quantitative and Qualitative Disclosures About Market Risk in our 2005 Form 20-F. Our strategy may not be successful in minimizing our exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the upside benefits that we would otherwise experience if commodities prices were to increase.

Failure to maintain effective internal control over financial reporting could harm investor confidence in the integrity of our financial information, which could have an adverse impact on the trading price of our securities.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

Such report will also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls.

If we identify material weaknesses in our internal control over financial reporting and we are unable to correct them in a timely manner, our management may be unable to conclude in its internal control report that our internal control over financial reporting is effective, which could cause investor confidence in the integrity of our financial reporting to suffer, lead to a decline in the trading price of our securities or limit our ability to access the capital markets.

We may not have adequate, if any, insurance coverage for some business risks.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	railroad accidents;

•	labor disputes;

•	slope failures;

•	environmental hazards;

•	electricity stoppages;

•	equipment or vessel failures; and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

If we are unable to successfully manage the health and safety risks to which our business exposes our employees, our business may be adversely affected.

We operate in regions where tropical diseases are prevalent, and we are developing a potential coal mining operation in Mozambique, where AIDS, malaria and other contagious diseases endemic to that area are a major public health issue. If we are unable to adequately protect our employees from these diseases or are unable to ensure the health and safety of our employees, our business may be adversely affected.

We may face a shortage in our supply of mining equipment due to increased consumption by mining companies that exceeds suppliers’ capacity.

Although manufacturers of mining and drilling equipment have increased their capacity in the last two years, the capacity increases were not sufficient to compensate for the significant increase in demand for mining equipment. The increase in delivery lead times is expected to continue, which may lead to higher costs and delays in our production.

In particular, since early 2004, the global mining industry has experienced shortages of off-the-road (“OTR”) tires. There are only five radial tire factories worldwide and each is working at maximum capacity. Although the three major suppliers have announced investments to increase capacity over the next three years, these capacity increases are not expected to meaningfully reduce the risk of shortages before late 2007. In response to these shortages, mining industry participants are exploring alternatives, such as bias ply tires, which have lower performance ratings than radial tires. If we are unable to secure sufficient OTR tires or alternative tires to maintain our operations, we may suffer temporary reductions in our production capacity.

Acts by protestors, including from indigenous communities that live near our mining sites, may hamper our mining and logistic operations.

Protestors, including those from indigenous communities living in areas where we operate, have taken actions to disrupt our operations in an effort to influence us to continue or increase the level of support we provide to such communities and may do so in the future. Additionally, protestors from such communities have taken actions to hamper the operations of certain of our railroads and may do so in the future in an effort to influence other institutions, such as local governments, to respond to their social claims. Future efforts by protestors to disrupt our operations could have an adverse impact on our results of operations.

In the first quarter of 2006, members of indigenous communities blocked the Carajás railroad, disrupting our shipments of iron ore. In October 2006, members of indigenous communities invaded our installations in Carajás, halting operations at this site for two days. In these instances, we have immediately taken, and we will continue to take, all necessary legal measures to end such protests. On October 31, 2006, we announced the suspension of a financial aid package for the Xikrin and Djudjeko indigenous communities due to the recent actions of protestors from those communities. Although we vigorously defend ourselves against illegal acts while continuing to support the communities living near our operations, future attempts by protestors to harm our operations could negatively impact our business.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could have a negative impact on our business and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency volatility;

•	inflation acceleration;

•	monetary policy and interest rate increases;

•	fiscal policy and tax changes;

•	international trade policy including tariff and non-tariff trade barriers;

•	foreign exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,567% in 1993 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 25.3% in 2002, 8.7% in 2003, 12.4% in

2004, 1.2% in 2005 and 2.3% for the nine months ended September 30, 2006 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence declines, the price of our securities may fall. Inflationary pressures may also curtail our ability to access global financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could have a material adverse effect on our net income and cash flow.

The Brazilian currency has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the U.S., depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

The real appreciated by 11.8% against the U.S. dollar in 2005, and appreciated by 7.7% during the first nine months of 2006. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Exchange rate volatility may have an impact on the price of our notes and can have a significant impact on our net income. Depreciation of the real relative to the U.S. dollar may require us to record substantial foreign exchange and monetary losses on our U.S. dollar-denominated debt, whereas appreciation of the real against the U.S. dollar generally leads to the opposite effect. These foreign exchange and monetary gains or losses can be substantial, which can make our earnings from one period to the next more volatile. Exchange rate variations also have a substantial impact on our revenues and costs, because most of our revenues are in U.S. dollars and most of our costs are in reais. As a result, appreciation of the real against the U.S. dollar generally results in lower revenues and higher costs, which can hurt our operating profitability. Exchange rate variations also influence the Brazilian economy and inflation rates, which may lead the Brazilian government to adopt policies that may have an adverse impact on our business. For additional information about historical exchange rates, see “Exchange Rates.”

Access to and the cost of borrowing in international capital markets for Brazilian companies are influenced by investor perceptions of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations at an acceptable cost or reduce the trading price of our securities.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil and caused Brazilian companies to face higher costs for raising funds, both domestically and abroad, and have effectively impeded the access to international capital markets for extended periods. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect the trading price of our securities.

Brazilian government policies in the energy sector may have an adverse impact on the cost or supply of electricity for our aluminum-related and ferroalloy operations.

We are a significant consumer of Brazil’s electricity production, and accounted for 4.4% of total consumption in Brazil in 2005. Electricity costs are a significant component of the cost of producing aluminum and ferroalloys and represented 7.3% of our total cost of goods sold in 2005 and 7.5% of our total cost of goods sold in the nine months ended September 30, 2006.

Brazil faced a shortage of electric energy during the second half of 2001, which led to an energy-rationing program that required a decrease in electric energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production, both of which use significant amounts of electricity. Although the electric energy shortages ended in late 2001, and energy-use restrictions were lifted in March 2002, we cannot assure you that Brazil will not experience future electric energy shortages. Future shortages and government policies to respond to or prevent shortages may have an adverse impact on the cost or supply of electricity for our aluminum and ferroalloy operations.

The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by ANEEL. A new law for the electricity sector was approved by the Brazilian Congress in March 2004 and established public auctions in order to trade excess electric energy available in the market. Lower prices established in these auctions could discourage investments in additional generation capacity, which would increase the risk of energy shortages in the future. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could lower the returns we are expecting from our investments in power generation. For more information on the regulations governing our energy production, see Item 4. Information on the Company—Regulatory Matters in our 2005 Form 20-F.

Our mining and logistics activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

Our mining and logistics activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing and logistics activities are also subject to Brazilian laws and regulations, which can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see Item 4. Information on the Company—Regulatory Matters in our 2005 Form 20-F.

Brazilian environmental laws may adversely affect our mining and energy businesses.

Our operations often involve using, handling, disposing and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts.

Our projects often require us to obtain or renew environmental licenses. Difficulties in obtaining those licenses may lead to construction delays or cost increases and in some cases may lead us to abandon a project.

We are also subject to Brazilian environmental legislation that requires companies undertaking projects with significant environmental impact to pay an “environmental compensation” fee in the amount of at least 0.5% of the total investment in the venture. There are numerous uncertainties about how this law will be applied in practice. If the level of the fees actually charged were increased above 0.5%, it would significantly increase our costs and, depending on the magnitude of the fees involved, could have a material adverse effect on our liquidity and return on investments. Uncertainties regarding calculation and payment of these fees may strain our relations with the Brazilian environmental authorities or lead to delays in obtaining necessary environmental permits.

Brazilian laws restricting development in the Amazon region may place limits on our ability to expand certain of our operations and to fully exploit our mineral rights in those regions. See Item 4. Information on the Company—Regulatory Matters—Environmental Matters in our 2005 Form 20-F.

Several Brazilian states in which we operate are currently considering implementing water usage fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce.

In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, Brazil, which alleges that our iron ore mining operations have caused environmental and social damages in Itabira. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see Item 4. Information on the Company—Regulatory Matters—Environmental Matters and Item 8. Financial Information—Legal Proceedings in our 2005 Form 20-F.

Risks Relating to the Notes

CVRD’s subsidiaries, affiliated companies and joint ventures are not obligated under the notes or the guaranty, and these companies’ obligations to their own creditors will effectively rank ahead of CVRD’s obligations under the guaranty.

Vale Overseas is the obligor under the notes and only its parent company, CVRD, is obligated under the guaranty of the notes.

Vale Overseas has no operations or assets, other than holding unsecured obligations from other CVRD subsidiaries to repay loans. These other subsidiaries are not liable under the notes or the guaranty, and they may not have the ability to repay their loans from Vale Overseas.

CVRD conducts a significant amount of business through subsidiaries, affiliated companies and joint ventures, none of which are obligated under the notes or the guaranty. In the first nine months of 2006, the subsidiaries were responsible for approximately 30% of CVRD’s consolidated U.S. GAAP revenues from operations and approximately 2% of CVRD’s consolidated U.S. GAAP net cash flows provided by operating activities. On a pro forma basis after giving effect to the acquisition of Inco, these figures would rise to approximately 50% and 30%, respectively. The claims of any creditor of a subsidiary, affiliated company or joint venture of CVRD would rank ahead of CVRD’s ability to receive dividends and other cash flows from these companies. As a result, claims of these creditors would rank ahead of CVRD’s ability to access cash from these companies in order to satisfy its obligations under the guaranty. In addition, these subsidiaries, affiliated companies and joint ventures may be restricted by their own loan agreements, governing instruments and other contracts from distributing cash to CVRD to enable CVRD to perform under its guaranty. At September 30, 2006, 19% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD, which is the only obligor under the guaranty, meaning that the creditors under these liabilities would rank ahead of investors in the notes in the event of CVRD’s insolvency. At that same date, on a pro forma basis after giving effect to the acquisition of Inco and related drawings under our senior acquisition facility, approximately 13% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD.

The indenture governing the notes contains restrictions on the conduct of business by Vale Overseas and CVRD, including limits on their ability to grant liens over their assets for the benefit of other creditors. These restrictions do not apply to CVRD’s other subsidiaries, affiliated companies and joint ventures, and these companies are not limited by the indenture in their ability to pledge their assets to other creditors.

In addition, holders of the Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest on the Enhanced Guaranteed Notes due 2007 in the event of certain political risk events.

There may not be a liquid trading market for the notes.

The notes are an issuance of new securities with no established trading markets. There can be no assurance that a liquid trading market for the notes will develop or, if one develops, that it will be maintained. If an active market for the notes does not develop, the price of the notes and the ability of a holder of notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay amounts only in reais in case of bankruptcy.

Any judgment obtained against CVRD in the courts of Brazil in respect of any of CVRD’s payment obligations under the guarantees will be expressed in reais equivalent to the U.S. dollar amount of such sum at the commercial exchange rate on the date at which a judicial decision declaring our bankruptcy is rendered. Accordingly, in case of bankruptcy, all credits held against CVRD denominated in foreign currency will be converted into reais at the prevailing exchange rate on the date of declaration of bankruptcy by the judge. In any case, further authorization by the Central Bank of Brazil shall be required for the conversion of such real-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, in October 1997, prices of both Brazilian debt securities and Brazilian equity securities dropped substantially, precipitated by a sharp drop in the value of securities in Asian markets. The market value of the notes could be adversely affected by events elsewhere, especially in emerging market countries.

SELECTED HISTORICAL FINANCIAL DATA OF CVRD

The table below presents selected historical consolidated financial information of CVRD. You should read this information together with the following information incorporated by reference in this prospectus supplement: our consolidated financial statements, Item 5. Operating and Financial Review and Prospects in our 2005 Form 20-F, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 6-K filed on November 13, 2006.

We prepared the selected historical financial data contained herein using audited consolidated financial statements for each of the years in the five-year period ended December 31, 2005, and unaudited consolidated financial statements for the nine-month periods ended September 30, 2005 and 2006. In the opinion of our management, the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for the nine months ended September 30, 2005 and 2006. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year. We prepare our financial statements in accordance with U.S. GAAP.

The unaudited interim financial data set forth below is not necessarily indicative of future results of operations or financial position.

Statement of Income Data

	For the Year ended December 31,										Nine months ended September 30,
	2001		2002		2003		2004		2005		2005		2006
	(in millions of US$)										(unaudited)
Net operating revenues	US$	3,935	US$	4,123	US$	5,350	US$	8,066	US$	12,792	US$	9,194	US$	12,338
Cost of products and services		(2,272)		(2,263)		(3,128)		(4,081)		(6,229)		(4,400)		(5,760)
Selling, general and administrative expenses		(241)		(224)		(265)		(452)		(583)		(408)		(547)
Research and development		(43)		(50)		(82)		(153)		(277)		(192)		(306)
Employee profit sharing plan		(38)		(38)		(32)		(69)		(97)		(65)		(97)
Other expenses		(379)		(119)		(199)		(188)		(174)		(158)		(171)

Operating income		962		1,429		1,644		3,123		5,432		3,971		5,457

Non-operating income (expenses):
Financial income (expenses)		(200)		(248)		(249)		(589)		(437)		(267)		(484)
Foreign exchange and monetary gain (loss), net		(426)		(580)		242		65		299		465		325
Gain on sale of investments		784		—		17		404		126		126		363

Subtotal		158		(828)		10		(120)		(12)		324		204

Income before income taxes, equity results and minority interests		1,120		601		1,654		3,003		5,420		4,295		5,661

Income taxes benefit (charge)		218		149		(297)		(749)		(880)		(824)		(881)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments		(53)		(87)		306		542		760		547		527
Minority interests		2		17		(105)		(223)		(459)		(373)		(352)
Change in accounting practice for asset retirement obligations		—		—		(10)		—		—		—		—

Net income	US$	1,287	US$	680	US$	1,548	US$	2,573	US$	4,841	US$	3,645	US$	4,955

Total cash paid to shareholders(1)	US$	1,066	US$	602	US$	675	US$	787	US$	1,300	US$	500	US$	706
Ratio of Earnings to Fixed Charges(2)		4.25x		2.62x		5.41x		5.18x		8.52x		9.73x		7.44x

(1)	Total cash paid to shareholders consists of cash paid during the period in respect to interest on shareholders’ equity and dividends.
(2)	Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend equal to 6% of preferred capital. Preferred capital was calculated on a pro rata basis based on the number of preferred and ordinary shares and total capital. Earnings represents the total of (i) income before income taxes, equity results and minority interests, (ii) fixed charges, (iii) amortization of capitalized interest, and (iv) distributed income of equity investees less capitalized interest.

Balance Sheet Data

	At December 31,										At September 30,
	2001		2002		2003		2004		2005		2005		2006
	(in millions of US$)										(unaudited)
Current assets	US$	2,638	US$	2,589	US$	2,474	US$	3,890	US$	4,775	US$	5,006	US$	7,579
Property, plant and equipment, net		3,813		3,297		6,484		9,063		14,166		13,375		19,427
Investments in affiliated companies and joint ventures and other investments		1,218		732		1,034		1,159		1,672		1,644		1,692
Other assets		1,839		1,337		1,442		1,603		2,031		2,078		2,850

Total assets	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	22,644	US$	22,103	US$	31,548

Current liabilities	US$	1,921	US$	1,508	US$	2,253	US$	2,455	US$	3,325	US$	2,964	US$	3,854
Long-term liabilities (1)		772		774		1,201		1,867		2,410		2,459		3,013
Long-term debt (2)		2,170		2,359		2,767		3,214		3,714		3,031		4,612

Total liabilities		4,863		4,641		6,221		7,536		9,449		8,454		11,479

Minority interest		5		27		329		788		1,218		1,444		1,189

Shareholders’ equity:
Capital stock		2,211		2,446		2,869		3,209		5,868		5,868		8,119
Additional paid-in capital		498		498		498		498		498		498		498
Reserves and retained earnings		1,931		343		1,517		3,684		5,611		5,839		10,263

Total shareholders’ equity		4,640		3,287		4,884		7,391		11,977		12,205		18,880

Total liabilities and shareholders’ equity	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	22,644	US$	22,103	US$	31,548

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information presented herein is derived from the historical consolidated financial statements of CVRD and Inco. The pro forma financial information has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of Inco by CVRD assumed to have occurred on January 1, 2005 for statement of income purposes, and on September 30, 2006 for balance sheet purposes. The preparation of the pro forma financial information assumes that upon completion of the acquisition of Inco, CVRD will own 100% of Inco. By November 3, 2006 CVRD had acquired 86.57% of the outstanding common shares of Inco for cash consideration of US$14,895 million.

The pro forma information has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to the following financial statements incorporated by reference herein: (a) the audited consolidated financial statements of CVRD for the year ended December 31, 2005, which were prepared in accordance with U.S. GAAP, (b) the audited consolidated financial statements of Inco for the year ended December 31, 2005, which were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and reconciled to U.S. GAAP in the footnotes to such statements, (c) the unaudited consolidated financial statements of CVRD for the period ended September 30, 2006, which were prepared in accordance with U.S. GAAP, and (d) the unaudited consolidated financial statements of Inco for the period ended September 30, 2006, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the footnotes to such statements.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CVRD would have been if the combination of CVRD and Inco had occurred on the dates assumed, nor are they necessarily indicative of CVRD’s future consolidated results of operations or consolidated financial position. In this regard, we note that the pro forma financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits that may be derived from the combined company’s growth projects or brownfield expansions or (iv) changes in commodities prices and exchange rates subsequent to the dates of the pro forma financial information.

CVRD has not developed formal plans for combining the operations of CVRD and Inco. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate reorganization. These additional liabilities and costs have not been contemplated in the pro forma financial information because information necessary to reasonably estimate such costs and to formulate detailed reorganization plans is not yet available. The allocation of the purchase price to acquired assets and liabilities and evaluation of conformity in accounting policies in the pro forma financial information are based on management’s preliminary estimates. Such allocations and evaluation will be finalized based on valuation and other studies to be performed by management. Accordingly, the purchase price allocation adjustments, the adjustments to conform accounting policies and related impacts may differ materially from the amounts assumed in the pro forma financial information.

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Statements of Income (Unaudited)

	Nine-month period ended September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	10,060	5,345	—		15,405
Revenues from logistic services	1,034	—	—		1,034
Aluminum products	1,707	—	—		1,707
Other products and services	68	—	—		68

	12,869	5,345	—		18,214
Taxes on revenues	(531)	—	—		(531)

Net operating revenues	12,338	5,345	—		17,683

Operating costs and expenses
Cost of ores and metals sold	(4,186)	(3,193)	(317	)(A,B)	(7,696)
Cost of logistic services	(573)	—	—		(573)
Cost of aluminum products	(963)	—	—		(963)
Others	(38)	—	—		(38)

	(5,760)	(3,193)	(317)		(9,270)
Selling, general and administrative expenses	(547)	(186)	—		(733)
Research and development	(306)	(46)	—		(352)
Employee profit sharing plan	(97)	—	—		(97)
Takeover-related income	—	174	—		174
Others	(171)	(49)	—		(220)

	(6,881)	(3,300)	(317)		(10,498)

Operating income	5,457	2,045	(317)		7,185

Non-operating income (expenses)
Financial income	146	170	(149	)(C)	167
Financial expenses	(630)	(59)	(626	)(C)	(1,315)
Foreign exchange and monetary gains (losses), net	325	(83)	—		242
Gain on sale of investments	363	—	—		363

	204	28	(775)		(543)

Income before income taxes, equity results and minority interests	5,661	2,073	(1,092)		6,642

Income taxes
Current	(819)	(810)	371	(D)	(1,258)
Deferred	(62)	30	—		(32)

	(881)	(780)	371		(1,290)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	527	—	—		527
Minority interests	(352)	(80)	—		(432)

Net income	4,955	1,213	(721)		5,447

Basic and diluted earnings per Preferred Class A Share	2.04				2.24

Basic and diluted earnings per Common Share	2.04				2.24

Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608				1,471,608
Preferred Class A shares	955,873				955,873
Other Data
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends					5.15x

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Statements of Income (Unaudited)

	Year ended December 31, 2005
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	10,767	4,518	—		15,285
Revenues from logistic services	1,216	—	—		1,216
Aluminum products	1,408	—	—		1,408
Other products and services	14	—	—		14

	13,405	4,518	—		17,923
Taxes on revenues	(613)	—	—		(613)

Net operating revenues	12,792	4,518	—		17,310

Operating costs and expenses
Cost of ores and metals sold	(4,620)	(2,953)	(458	)(A,B)	(8,031)
Cost of logistic services	(705)	—	—		(705)
Cost of aluminum products	(893)	—	—		(893)
Others	(11)	—	—		(11)

	(6,229)	(2,953)	(458)		(9,640)
Selling, general and administrative expenses	(583)	(207)	—		(790)
Research and development	(277)	(82)	—		(359)
Employee profit sharing plan	(97)	—	—		(97)
Others	(174)	(76)	—		(250)

	(7,360)	(3,318)	(458)		(11,136)

Operating income	5,432	1,200	(458)		6,174

Non-operating income (expenses)
Financial income	123	20	(199	)(C)	(56)
Financial expenses	(560)	(49)	(835	)(C)	(1,444)
Foreign exchange and monetary gains (losses), net	299	(101)	—		198
Gain on sale of investments	126	—	—		126

	(12)	(130)	(1,034)		(1,176)

Income before income taxes, equity results and minority interests	5,420	1,070	(1,492)		4,998

Income taxes
Current	(754)	(364)	507	(D)	(611)
Deferred	(126)	(14)	—		(140)

	(880)	(378)	507		(751)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	760	—	—		760
Minority interests	(459)	(64)	—		(523)

Net income	4,841	628	(985)		4,484

Basic and diluted earnings per Preferred Class A Share	2.10				1.95

Basic and diluted earnings per Common Share	2.10				1.95

Weighted average number of shares outstanding, after stock split (thousands of shares)
Common shares	1,471,608				1,471,608
Preferred Class A shares	831,432				831,432
Other Data
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends					4.02x

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Balance Sheet (Unaudited)

	September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Assets
Current assets
Cash and cash equivalents	2,891	1,828	(3,825	)(E,G,I)	894
Accounts receivable
Related parties	213	334	—		547
Unrelated parties	2,045	1,028	—		3,073
Loans and advances to related parties	59	—	—		59
Inventories	1,336	1,342	2,097	(F)	4,775
Deferred income tax	358	128	—		486
Recoverable taxes	303	—	—		303
Others	374	70	—		444

	7,579	4,730	(1,728)		10,581

Property, plant and equipment, net	19,427	7,924	12,310	(F)	39,661
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,690	164	—		1,854
Other assets
Goodwill on acquisition of subsidiaries	594	—	2,699		3,293
Loans and advances
Related parties	5	—	—		5
Unrelated parties	67	—	—		67
Prepaid pension cost	455	126	(126	)(F)	455
Judicial deposits	828	—	—		828
Recoverable taxes	208	—	—		208
Advances to suppliers—energy	429	—	—		429
Others	266	178	149	(E)	593

	2,852	304	2,722		5,878

TOTAL	31,548	13,122	13,304		57,974

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Balance Sheet (Unaudited)—(Continued)

	September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Liabilities and stockholders’ equity
Current liabilities
Suppliers	908	330	—		1,238
Payroll and related charges	235	205	—		440
Remuneration attributed to stockholders	628	—	—		628
Current portion of long-term debt—unrelated parties	978	19	—		997
Short-term debt	233	—	—		233
Loans from related parties	46	—	—		46
Provision for income taxes	340	—	—		340
Taxes payable	92	642	—		734
Employees post-retirement benefits	36	71	—		107
Others	358	1,033	—		1,391

	3,854	2,300	—		6,154

Long-term liabilities
Employees post-retirement benefits	252	1,542	207	(F)	2,001
Long-term debt—unrelated parties	4,612	1,853	14,409	(C)	20,874
Loans from related parties	1	—	—		1
Provisions for contingencies	1,425	—	—		1,425
Unrealized loss on derivative instruments	247	212	—		459
Deferred income tax	360	1,378	3,360	(H)	5,098
Provisions for asset retirement obligations	250	175	—		425
Others	478	74	—		552

	7,625	5,234	17,976		30,835

Minority interests	1,189	916	—		2,105

Stockholders’ equity
Preferred class A stock—1,800,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	—	—		4,702
Common stock—900,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,849	(3,849	)(J)	3,806
Treasury stock—15,172,516 preferred and 28,291,020 common shares	(389)	—	—		(389)
Additional paid-in capital	498	544	(544	)(J)	498
Other cumulative comprehensive deficit	(1,792)	(759)	759	(J)	(1,792)
Appropriated retained earnings	4,706	—	—		4,706
Unappropriated retained earnings	7,349	1,038	(1,038	)(J)	7,349

	18,880	4,672	(4,672)		18,880

TOTAL	31,548	13,122	13,304		57,974

Basis of Presentation

The unaudited pro forma condensed consolidated financial information is derived from historical consolidated financial statements of CVRD and Inco incorporated by reference into this registration statement. The pro forma financial information has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of Inco by CVRD assumed to have occurred on January 1, 2005 for statement of income purposes, and on September 30, 2006 for balance sheet purposes. The preparation of the pro forma financial information assumes that upon completion of the acquisition of Inco, CVRD will own 100% of Inco. By November 3, 2006 CVRD had acquired 86.57% of the outstanding common shares of Inco for cash consideration of US$14,895 million.

The Offer

CVRD made an offer to acquire 100% of the issued and outstanding common shares of Inco for cash at a price of Cdn$86.00 per share. On September 30, 2006, the exchange rate was 1.1250 Cdn$ /1US$, resulting in cash consideration of US$ 76.44 per share and a total purchase price of US$ 16,869 million based on the number of outstanding shares on that date. CVRD is paying the purchase price with its own cash and with US$14,600 million drawn under its senior acquisition facility. The term of the senior acquisition facility is two years, and it bears interest at LIBOR plus 40 basis points in the first year, and LIBOR plus 60 basis points in the second year.

The transaction will be accounted for under the purchase method of accounting. The pro forma adjustments reflect CVRD’s acquisition of 100 percent of Inco’s net assets at their fair values at September 30, 2006, and the accounting for Inco as a wholly-owned subsidiary.

The purchase price for the business combination is estimated as follows (dollars and shares in millions, except per share data):

CVRD’s acquisition of Inco:
Cash consideration using the US$/Cdn$ exchange rate as of September 30, 2006	$16,869
Estimated transaction costs	32

Purchase price	16,901
Book value of assets acquired and liabilities assumed, net	(4,672)
Fair value adjustments of assets acquired and liabilities assumed, net	(12,890)
Adjustment to deferred taxes	3,360

Goodwill	2,699

Pro Forma Assumptions and Adjustments

The following assumptions and related pro forma adjustments give effect to the business combination of CVRD and Inco as if such combination had occurred on January 1, 2005 for the unaudited pro forma consolidated statement of income for the nine-month interim period ended September 30, 2006, and for the year ended December 31, 2005, and on September 30, 2006, for the unaudited pro forma consolidated balance sheet.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CVRD would have been if the combination of CVRD and Inco had occurred on the dates assumed, nor are they necessarily indicative of CVRD’s future consolidated results of operations or consolidated financial position.

The pro forma financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits that may be derived from the combined company’s growth projects or brownfield expansions, or (iv) changes in commodities prices and exchange rates subsequent to the dates of the pro forma financial information.

CVRD has not developed formal plans for combining the operations of CVRD and Inco. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate reorganization. These additional liabilities and costs have not been contemplated in the pro forma financial information because information necessary to reasonably estimate such costs and to formulate detailed reorganization plans is not yet available. CVRD is in the process of issuing additional long-term debt with the purpose of extinguishing the shorter-term debt incurred in connection with the acquisition. The terms of the additional long-term debt are unknown at this time, and the effects of changes in interest rates or debt issuance costs are not reflected in the pro forma financial information. The allocation of the purchase price to acquired assets and liabilities and evaluation of conformity in accounting policies in the pro forma financial information are based on management’s preliminary estimates. Such allocations and evaluation will be finalized based on valuation and other studies to be performed by management. Accordingly, the allocation of the purchase price, the adjustments to conform accounting policies and related impacts may differ materially from the amounts assumed in the pro forma financial information.

The pro forma financial information includes the following significant pro forma assumptions and adjustments:

(A) This pro forma adjustment represents the estimated increase of US$462 million for the nine months period ended September 30, 2006 and US$615 million for the year ended December 31, 2005 to depreciation, depletion and amortization expense associated with the preliminary estimated fair value adjustment of US$12,310 million allocated to property, plant, and equipment as further discussed in Note (F).

(B) This pro forma adjustment eliminates amortization expense for past service costs and net actuarial losses relating to post-retirement benefits.

(C) This pro forma adjustment recognizes imputed interest expense in the year ended December 31, 2005, and the nine months ended September 30, 2006, resulting from the repayment of convertible debt of Inco, the fair value adjustment of Inco’s long-term debt and CVRD’s incurrence of US$14,600 million of debt at an interest rate of LIBOR + 0.4% which is equal to 5.72% per annum at the acquisition date. The 5.72% per annum interest rate has been used for all periods presented herein.

This pro forma adjustment also recognizes reduction in interest income in the year ended December 31, 2005, and the nine months ended September 30, 2006, resulting from cash disbursements in connection with the acquisition. If the interest rate were to increase by 1/8%, the interest expense would increase by US$19 million per year and net income would decrease by US$12 million per year.

(D) This pro forma adjustment recognizes the impact on income tax expense of the above pro-forma adjustments.

(E) This pro-forma adjustment recognizes (i) US$149 million of estimated debt acquisition costs, consisting primarily of investment bankers, financing fees and related taxes; (ii) US$32 million in estimated legal fees, accountants fees, financial printing and underwriter fees related to the purchase of Inco; (iii) US$685 million related to liquidation of convertible debt of Inco; and (iv) US$2,269 million of CVRD’s own cash used in the purchase of Inco shares. These estimates are preliminary and subject to change.

(F) The pro forma adjustments to fair value of Inco’s net reported assets are estimated as follows (in millions):

Adjustment to fair value inventory	$2,097
Adjustment to fair value property, plant and equipment	$12,310
Adjustment to fair value pension and other post-retirement benefits obligations	$(333)
Adjustment to fair value debt	$(494)
Adjustment to fair value contractual obligations	$(691)

Due to limited currently available information, the allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments in the pro forma statement of income. Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

CVRD has not completed a detailed assessment of the fair values of assets and liabilities of Inco and the related business integration plans and synergies. The ultimate purchase price allocation may include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects and intangible assets after a full assessment has been completed.

The preliminary allocation of US$12,310 million to property, plant and equipment is primarily based on the estimated present value of the discounted cash flows from the long-lived reserves and resources that Inco owns directly or through joint ventures with other companies and a valuation of certain of its undeveloped properties resources and project opportunities based on either estimated cash flows or estimated comparable transaction values. Management’s forecasted cash flows were based on extrapolations of current nickel prices, sales volumes and investments. Operational costs and other long-term assumptions were obtained from publicly available industry consultant estimates.

For the purpose of preparing the Unaudited Pro Forma Combined Statement of Income, CVRD assumed an estimated remaining useful life of 20 years, which was based on an analysis of Inco’s estimated mine lives and on the estimated useful lives of other property, plant and equipment. If the allocation to property, plant and equipment increased by 10%, depreciation and depletion expense would increase by US$62 million per year and net income would decrease by US$41 million per year. If the estimated remaining useful life decreased by 10%, depreciation and depletion expense would also increase by US$62 million per year and net income would decrease by US$41 million per year.

(G) This pro forma adjustment is associated with the payments of (i) US$350 million payable by Inco to Phelps Dodge as a break-up fee pursuant to the combination agreement by which Phelps Dodge proposed to acquire Inco and (ii) US$286 million principally related to pension payments and legal and investment banking fees resulting from the change in control of Inco.

(H) The estimated income tax effect of the pro forma adjustments has been recorded based upon the estimated combined deferred income tax rate of approximately 26% for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The business combination is expected to be non-taxable to the respective companies, with Inco’s historical tax bases surviving for income tax reporting purposes. Additional deferred income taxes have been recognized based on the pro forma fair value adjustments to assets and liabilities also using the combined deferred income tax rate of approximately 26%.

Provisions for pro forma income tax expense have been recorded as pro forma adjustments to the pro forma statement of income.

(I) This pro forma adjustment gives effect to US$55 million of payments to be made due to exercise of in-the-money stock options, net of the proceeds to be received upon exercise. CVRD has assumed that all of Inco’s stock options are exercised.

(J) These pro forma adjustments eliminate the historical shareholders’ equity accounts of Inco.

Pro forma weighted average common stock and common stock equivalents outstanding are estimated as follows (in millions):

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Basic	Diluted	Basic	Diluted
Average number of CVRD shares outstanding:
Common shares	1,471,608	1,471,608	1,471,608	1,471,608
Preferred class A shares	955,873	955,873	831,432	831,432

Pro Forma Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

The pro forma ratio of earnings to combined fixed charges and preferred dividends was calculated as follows:

	Year Ended December 31, 2005		Nine Months Ended September 30, 2006
Income before income taxes, equity results and minority interests	US$	4,998	US$	6,642
Fixed charges:
Interest costs - capitalized		189		153
Interest costs - expensed		1,444		1,315
Guaranteed preferred stock dividend		129		210

		1,762		1,678
Amortization of capitalized interest		17		16
Distributed income of equity investees		489		452

		7,266		8,788
Less: Interest capitalized		(189)		(153)

		7,077		8,635

Ratio of earnings to combined fixed charges and preferred dividends		4.02x		5.15x

USE OF PROCEEDS

The net proceeds of this offering are expected to be US$3,686 million after deducting underwriting fees and estimated expenses payable by us. We will use the net proceeds of this offering to repay a portion of the outstanding amounts under our senior acquisition facility. The senior acquisition facility matures in October 2008. Amounts drawn under the facility currently bear interest at a rate of LIBOR plus 40 basis points.

CAPITALIZATION OF CVRD

The table below sets forth CVRD’s consolidated capitalization at September 30, 2006 on an actual basis and as adjusted to give effect to:

•	the acquisition of 100% of the shares of Inco, the consolidation of Inco’s indebtedness, and the incurrence of US$14.6 billion under our senior acquisition facility; and

•	as further adjusted to give effect to the issuance of the notes offered hereby and the application of the net proceeds thereof to repay a portion of the amounts outstanding under the senior acquisition facility.

The table below does not reflect any other transaction we may undertake to refinance the senior acquisition facility. See “Acquisition of Inco—Financing of the Purchase Price.”

You should read this table together with the pro forma financial information and our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At September 30, 2006
	Actual		As adjusted for the acquisition of Inco		As adjusted for the acquisition of Inco & this offering
	(Unaudited) (in millions of US$)
Debt included in current liabilities:
Current portion of long-term debt	US$	978	US$	997	US$	997
Short-term debt		233		233		233
Loans from related parties		46		46		46

Total debt included in current liabilities	US$	1,257	US$	1,276	US$	1,276

Debt included in long-term liabilities:
Long-term debt (excluding current portion):
Secured	US$	981	US$	981	US$	981
Unsecured		3,631		19,893		19,957
Total long-term debt (excluding current portion)		4,612		20,874		20,938

Loans from related parties		1		1		1

Total debt included in long-term liabilities		4,613		20,875		20,939

Stockholders’ equity:
Preferred shares—1,800,000,000 shares authorized and 959,758,200 issued		4,702		4,702		4,702
Common shares—900,000,000 shares authorized and 1,499,898,858 issued		3,806		3,806		3,806
Treasury shares—28,291,020 common and 15,172,516 preferred shares		(389)		(389)		(389)
Additional paid-in capital		498		498		498
Retained earnings:
Appropriated		4,706		4,706		4,706
Unappropriated		7,349		7,349		7,349
Other cumulative comprehensive income		(1,792)		(1,792)		(1,792)

Total stockholders’ equity		18,880		18,880		18,880

Total capitalization (total stockholders’ equity plus total debt included in long-term liabilities)	US$	23,493	US$	39,755	US$	39,819

ACQUISITION OF INCO

Acquisition of Inco Shares

On October 23, 2006, we acquired 75.66% of the outstanding common shares of Inco at a price of Cdn$86.00 in cash per Inco common share pursuant to an unsolicited cash tender offer. During a subsequent offering period that ended on November 3, 2006, we acquired additional shares at the same offer price, bringing the total shares acquired to 86.57% of the outstanding common shares of Inco. We intend to acquire the remaining common shares, and the total purchase price for all of Inco’s common shares will be approximately US$16.9 billion.

Overview of Inco

Inco is the world’s second largest producer of nickel and a major producer of value-added specialty nickel products. In conjunction with its nickel operations, it also produces copper, precious metals and cobalt. Inco also produces sulphuric acid and liquid sulphur dioxide as by-products from its processing operations.

Inco’s principal products include:

•	Nickel (net sales of US$3,655 million (80.9% of total net sales) in 2005; net sales of US$4,269 million (79.9% of total net sales) in the first nine months of 2006). Inco is the world’s second largest producer of nickel. Inco’s principal nickel mines are located in the Sudbury area of Ontario, the Thompson area of Manitoba, Voisey’s Bay in Newfoundland and Labrador, and, through Inco’s approximately 61% owned subsidiary PT International Nickel Indonesia Tbk (“PT Inco”), on the Island of Sulawesi, Indonesia. Inco’s nickel deliveries in 2005 totaled 246,282 tons, 223,811 tons of which were sourced primarily from Inco, and represented an estimated 19% of the total world demand for primary nickel.

Inco is a world leader in the development, production and sale of value-added or specialty nickel products, including powders, foams, flakes, oxides and nickel-coated graphite. These products are used for such applications as consumer electronics, rechargeable batteries for consumer and hybrid vehicle use, fuel cells, powder metallurgy, automotive parts, electromagnetic interference shielding for computers and cellular telephones, special catalysts and salts, metal injection moulding, and hard metal binders. These specialty nickel products are sold at premium prices and accounted for approximately 9% of Inco’s nickel sales revenue in 2005.

•	Copper (net sales of US$463 million (10.2% of total net sales) in 2005; net sales of US$696 million (13.0% of total net sales) in the first nine months of 2006). Inco produces copper in conjunction with its nickel mining operations principally from sulphide ores mined at its mines located in the Sudbury area of Ontario and Voisey’s Bay in Newfoundland and Labrador. In 2005, Inco produced 125,595 tons of finished copper, including anode production. In 2005, Inco closed its copper refinery in Sudbury and today sells all of its copper production from its Ontario operations in anode form to Falconbridge Limited. Inco also produces copper concentrates at its Voisey’s Bay operations.

•	Precious metals, cobalt and other products (net sales of US$400 million (8.9% of total net sales) in 2005; net sales of US$380 million (7.1% of total net sales) in the first nine months of 2006). Inco also produces cobalt, platinum-group metals (platinum, palladium, rhodium, ruthenium and iridium) (“PGMs”), gold, silver, and some modest quantities of selenium and tellurium. Inco also produces and sells sulphuric acid and liquid sulphur dioxide as by-products from its processing operations at Sudbury.

Inco is developing a series of projects to significantly expand its production capacity.

•

Voisey’s Bay nickel-copper-cobalt project. Production of nickel concentrates from phase one of Inco’s wholly-owned Voisey’s Bay greenfield project began in September 2005, and the first production of finished nickel from these concentrates occurred in January 2006. The Voisey’s Bay deposit consists of a series of individual nickel-copper-cobalt deposits, the first of which, known as the Ovoid, is close to the surface and is being developed using open pit mining. We expect production from the Voisey’s Bay project in 2006 to be approximately 45,000 tons of nickel in concentrates. Assuming technical and economic feasibility, a commercial processing plant will be built as part of the second phase of the project between 2009 and 2011. Pending construction of that plant, nickel concentrates are primarily shipped to Inco’s operations in Thompson, Manitoba and Sudbury, Ontario for processing into finished nickel. The third phase of the project is expected to include underground mine development to access the remaining deposits of Voisey’s Bay.

•	Goro nickel-cobalt project. Inco holds an approximate 74% interest in the Goro nickel-cobalt project in New Caledonia, a major greenfield project consisting of an open-pit mine and processing facility that are expected to have an annual production capacity of 60,000 tons of nickel upon completion. Production at Goro is currently targeted to begin in 2008. Inco’s most recent published capital cost estimate for the Goro project was US$1,878 million with a minus 5% plus 15% confidence level, and Inco has since announced that it expects its next revised cost estimate to exceed that range. We expect to be in a position to announce a revised capital cost estimate by the end of the first quarter of 2007.

Strategic Rationale

We believe the acquisition of Inco will provide the following strategic and financial benefits:

•	We have become the world’s second largest nickel producer, with a clear path to become the market leader. Our acquisition of Inco makes us the world’s second largest producer of nickel. Only four major greenfield projects are currently under development in the nickel industry, and we are developing three of them. Upon completion, we expect the Goro, Vermelho and Onça Puma projects to increase our production capacity by 164,000 tons, or 80.4% over Inco’s 2005 production of contained nickel, which positions us to become the world’s largest nickel producer.

•	We have diversified our mining activities. The acquisition of Inco diversifies our products, markets and geographical asset base. The following chart shows the composition of our gross operating revenues for the nine months ended September 30, 2006 on a historical basis and on a pro forma basis giving effect to the acquisition.

Financing of the Purchase Price

As described above, as of November 3, 2006, we had acquired 86.57% of the outstanding common shares of Inco at a price of Cdn$86.00 in cash per Inco common share. We currently intend to acquire the remaining Inco shares not tendered in the tender offer by way of a subsequent acquisition transaction. In the subsequent acquisition transaction, we will pay consideration per Inco share at least equal in value to the consideration per Inco share paid in the tender offer. Assuming that we acquire 100% of Inco’s shares at price of Cdn$86.00 per share, the total purchase price for Inco will be approximately US$16.9 billion.

We currently expect to finance the purchase price for all of Inco’s outstanding shares using drawings of US$14.6 billion under our two-year senior acquisition facility and cash on hand. In order to lengthen the average maturity of our outstanding indebtedness and to reduce our refinancing risks, we are exploring refinancing in the near term. We will use the net proceeds of this offering, estimated at US$3,686 million, to repay a portion of the amounts outstanding under the senior acquisition facility. We are also planning two other transactions to repay part of the amounts outstanding under the senior acquisition facility.

•	Real-denominated debentures to be sold in a public offering in Brazil. We are seeking to raise R$5 billion (approximately US$2.3 billion) by issuing non-convertible notes in the Brazilian market.

•	A U.S. dollar-denominated pre-export financing facility. We are seeking to raise US$5 billion under a trade-related loan facility in one or more tranches with final maturities of at least five years, bearing interest at fixed rates.

We expect to complete both transactions in the fourth quarter of 2006, but the form, manner and timing of the refinancing of amounts borrowed under the senior acquisition facility are subject to change and will depend on market conditions.

Investment Canada Act Undertakings

On October 20, 2006, we announced that we had obtained approval under the Investment Canada Act, in the form of a “net benefit to Canada” ruling from the Canadian Minister of Industry, in connection with our offer to acquire the outstanding common shares of Inco. In connection with that approval, we made a number of undertakings in furtherance of which we intend to take certain steps, including the following:

•	Creation of a Canadian-based Global Nickel Business. We have committed to base our global nickel business in Toronto, Ontario, with responsibility for the global nickel business of CVRD and a mandate to expand its business as a global leader in the nickel industry. In furtherance of this mandate, we will transfer management responsibility for our interest in existing and future nickel projects to Inco, including our interest in the Onça Puma and Vermelho projects in Brazil. Inco’s global activities will be managed from its Toronto, Ontario head office, which will continue to exercise head office functions and activities with significant Canadian participation. There will be no layoffs at Canadian operating facilities for at least three years, and in any event total employment at such facilities will not fall below 85% of current levels for an agreed period.

•	Acceleration of Voisey’s Bay Development Project. We support the Voisey’s Bay development project. We intend to approach the Government of Newfoundland and Labrador to initiate discussions with respect to our desire to accelerate the Voisey’s Bay development project by a period of 12 to 18 months.

•	Enhanced Investments in Inco’s Long-term Future. To help strengthen Inco’s position as a leader in the global nickel mining business and contribute to ensuring the long-term viability of Inco’s operations in Sudbury, Ontario, and Thompson, Manitoba, Canadian expenditures will be increased in a number of areas, including exploration and research and development, for a three-year period.

•	Social and Environmental Responsibility. We will increase spending on apprenticeship programs for First Nations, student employment programs and employee recruitment, education, apprenticeship and training programs in Canada for a three-year period. We will increase spending on environmental compliance programs in Canada over that same period.

•	Continuing Contributions to Communities. We will maintain our involvement and commitment to the growth of Ontario’s mining cluster, including its membership in the Mineral Industry Cluster Council. We will respect all agreements entered into with provincial governments, local governments, labor unions and aboriginal groups, including the Labrador Inuit Association and the Innu Nation, in Canada. We will also honor all commitments made with regard to the funding of educational institutions, including commitments made with respect to the Centre for Excellence in Mining Innovation at Laurentian University in Sudbury, Ontario.

Each of the undertakings is subject to the “Investment Canada Act, Guidelines—Administrative Procedures, Monitoring of Investments.” Among other things, these guidelines state that performance is judged in the context of overall results and that an investor who is unable to fulfill a commitment will not be held accountable where such inability is clearly beyond its control.

Inco Payment Obligations Triggered or Accelerated as a Result of the Acquisition

Our acquisition of a controlling interest in Inco triggered a number of payments under existing obligations of Inco, including the obligations set forth below.

•	A clause in the Combination Agreement between Inco and Phelps Dodge calls for Inco to pay US$475 million (including US$125 million paid prior to the acquisition) as termination fees in the event that the Combination Agreement has been terminated and Inco has consummated a similar arrangement with another company prior to September 7, 2007. Consistent with the terms of the Combination Agreement, Inco paid these fees (net of tax withholding) to Phelps Dodge on October 25, 2006.

•	Inco has in place certain retention and special mergers and acquisitions completion bonus arrangements with certain employees. As a result of our acquisition of Inco, approximately US$48 million became payable under these arrangements. Amounts would also be payable under change of control agreements with senior executives and certain key employees upon involuntary termination of employment. Inco has in place arrangements with certain financial institutions to secure the amounts payable to senior executives pursuant to these change of control agreements.

•	In accordance with the terms of Inco’s Management Incentive Plan and Mid-Term Incentive Plan, as a result of our acquisition of Inco, approximately US$30 million became payable under these plans to certain employees.

•	On September 24, 2006, Inco’s Board of Directors approved amendments to the 1993 Inco Limited Key Employees’ Incentive Plan, the 1997 Inco Limited Key Employees’ Incentive Plan, the 2001 Inco Limited Key Employees’ Incentive Plan, the 2005 Inco Limited Key Employees’ Incentive Plan and the 2002 Non-Employee Director Share Option Plan allowing option holders to surrender their options to Inco for cancellation conditional upon the successful completion of our tender offer in consideration of the “in-the-money” value of those options payable in cash. As of October 25, 2006, the cost incurred by Inco in connection with options surrendered for cancellation was US$54 million.

•	As a result of the termination of Inco’s Non-Employee Director Share Ownership Plan effective immediately prior to our acquisition of Inco, approximately Cdn$9 million became payable to Inco’s non-employee directors.

•	In accordance with the terms of Inco’s agreements with its investment advisors, our acquisition of a controlling interest in Inco resulted in transaction fees payable to these investment advisors in the aggregate amount of approximately US$125 million.

•	In accordance with the terms of Inco’s supplemental retirement benefit arrangement for salaried employees who are not U.S. taxpayers, as a result of our acquisition of Inco, certain excess pension benefits accrued to the date of our acquisition are required to be distributed to members of Inco’s Canadian salaried pension plan. Generally, these excess pension benefits will be paid out in the form of lump sum payments to salaried employees who are not eligible for an immediate pension, or the purchase of annuities for pensioners and salaried employees who are eligible for an immediate pension. Inco estimates that these excess pension benefits will cost approximately Cdn$171 million. This would trigger a partial plan settlement for accounting purpose, which would result in the realization of a loss for accounting purposes.

•	In accordance with the terms of Inco’s supplemental retirement benefit arrangement for salaried employees who are U.S. taxpayers, Inco was required to fund a U.S. trust prior to our acquisition of Inco to secure the excess pension benefits of salaried employees and pensioners who are U.S. taxpayers. The amount funded with respect to such excess pension benefits was approximately US$14 million.

PT Inco

PT Inco, a 60.8% majority owned subsidiary of Inco, is a public Indonesian company with shares listed on the Jakarta Stock Exchange. An Indonesian capital markets regulation concerning indirect acquisitions requires that, in certain circumstances, a new controlling party of a public Indonesian company must make a tender offer to the other shareholders of the company. Under the relevant regulation, the price at which the offer must be made is no lower than the highest price of the PT Inco shares during a specified 90-day period. It is unclear whether we will be required to make a tender offer for the PT Inco shares and there is uncertainty as to the timing of the commencement of the 90-day period. In addition, to the extent that such an offer would reduce the percentage of PT Inco shares representing the public float, it is unclear how that reduction would be interpreted under the provisions relating to Indonesian share ownership in PT Inco’s contract of work (which authorizes and governs PT Inco’s mining operations). If we fail to comply with the provisions set forth in the contract of work, the Indonesian government may pursue sanctions including the potential termination of the contract of work.

Of the shares of PT Inco not held by Inco, approximately 20.1% are held by Sumitomo Metal Mining Co. Ltd., 18% are held by the public and the remaining shares are held by a number of other smaller shareholders. As of August 14, 2006, the date we announced our proposed acquisition of Inco, there were 993,633,872 shares of PT Inco outstanding. The highest price of the PT Inco shares on the Jakarta Stock Exchange in the 90 days prior to the date we announced our proposed acquisition of Inco was 23,000 Indonesian Rupiah (equal to US$2.39 based on the exchange rate in effect on November 10, 2006). If we are required to make a tender offer for the shares of PT Inco, we understand that such tender offer would need to be made for the shares held by the public and certain other small shareholders of PT Inco (approximately 18.5% of the outstanding shares).

Rating Agency Actions

Following the acquisition, Standard & Poor’s downgraded the long-term foreign currency credit ratings of CVRD and Vale Overseas from BBB+ to BBB and placed us on credit watch with negative implications and Moody’s confirmed the long-term foreign currency credit ratings of CVRD and Vale Overseas at Baa3. See “Risk Factors—Failure to maintain our investment grade rating could adversely affect our business.”

OTHER RECENT DEVELOPMENTS

Entry into Usiminas Control Group

On November 6, 2006, we announced the restructuring of our equity interest in Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS (Usiminas). We currently own 25,810,728 common shares, representing 22.99% of the total common shares and 11.46% of the total capital of Usiminas. In connection with the restructuring of our interest in Usiminas:

•	We have entered into a 15-year shareholders agreement with other members of the control group of Usiminas under which we will retain 6,608,608 common shares.

•	The Usiminas controlling shareholders have agreed to carry out a feasibility study regarding a potential investment by Usiminas in the construction of a steel slab plant.

•	On November 13, 2006, we sold a total of 5,362,928 common shares of Usiminas to Nippon Steel, Votorantim Participações S.A .and Camargo Correa S.A. for R$ 378.6 million (approximately US$177 million).

•	We are exploring the possible sale of our remaining 13,839,192 shares in Usiminas that are not subject to the shareholders agreement. The form, manner and timing of any sale will depend on market conditions.

We intend to apply the net proceeds from the sale of our Usiminas shares to reduce principal amounts payable under our senior acquisition facility.

Start-up of Brucutu Mine and Completion of Carajás Expansion to 85 Million Tons per Year

In September 2006, our new Brucutu mine started operations. Brucutu is expected to achieve a nominal production capacity of 30 million tons. We expect production to amount to 12 million tons in 2006, 23 million tons in 2007, and that the mine will reach full capacity in 2008. Brucutu has proven and probable reserves of 737 million tons.

The Carajás iron ore capacity expansion to 85 million tons per year also came on stream in the third quarter of 2006. We are continuing to expand Carajás, and expect to complete the expansion of Carajás’ nominal capacity to 100 Mtpy during 2007.

Brazilian Nickel Projects

In the third quarter of 2006, our Board of Directors approved the investment in the Onça Puma project, which is expected to have a nominal capacity of 58,000 tons per year of nickel. Onça Puma is located in the state of Pará, Brazil. Construction at the project site began in July. We currently estimate that the total investment in the project will amount to US$1,437 million, and are targeting start-up of operations for the second half of 2008.

In the case of Vermelho, another CVRD nickel project in Carajás, with production capacity estimated at 46,000 tons per year of nickel cathode, licenses are still being obtained.

The Southern System and Southeastern System

In the third quarter of 2006, in order to maximize existing synergies and to continue to achieve efficiency gains, we divided the management of our former Southern System into two departments: the Southeastern System and the Southern System. Following this division, we have begun reporting production separately for:

•	the Southeastern System, consisting of the mines at Itabira, Mariana and Minas Centrais, the Vitória a Minas Railroad and the port of Tubarão; and

•	the new Southern System, which comprises the mines of MBR, the Oeste mines and the Guaíba Island and Itaguaí maritime terminals. Production from the Southern System is transported by the MRS Logística railroad, an affiliate of CVRD.

Joint Venture in China

In September 2006, our subsidiary MBR acquired a 25% stake in a joint venture—Zhuhai YPM—to build a new pelletizing plant in Zhuhai, Guandong, China. Our expected investment in this project will be US$4 million and we will supply at least 70% of the iron ore used to feed the plant pursuant to a 30-year contract. The plant is expected to become operational in 2008. The other partners in this joint venture are Zhuhai Yueyufeng Iron and Steel Co. Ltd. (with a 40% stake) and Pioneer Iron & Steel Group Co. Ltd. (with a 35% stake).

Acquisition of Remaining Interest in Valesul

In July 2006, we exercised our right of first refusal under the Valesul shareholders agreement and acquired BHP Billiton Metals’s 45.5% interest in Valesul for US$27.5 million, and now own 100% of Valesul’s shares. We began consolidating Valesul in our financial statements in the third quarter of 2006.

Buyback Program for Preferred Shares

In June 2006, we announced that our Board of Directors had approved a program to repurchase our preferred shares. The program is limited to 5% of our preferred shares. At September 30, 2006, we had repurchased a total of 13,868,500 shares under this program at a cost of US$276 million.

Sale of Interest in Gulf Industrial Investment Company

In May 2006, we sold our 50% interest in Gulf Industrial Investment Company (GIIC), a pellet producer based in Bahrain, to our joint venture partner, Gulf Investment Corporation, for US$418 million, due to different views about how GIIC’s business should be managed. In 2005, GIIC produced 4.0 million tons of pellets, or 7.1% of our total pellet production. Although we have sold our interest in GIIC, we intend to continue our strategy of pursuing the consolidation of our global leadership position in the seaborne market for pellets in order to maximize the benefits arising from the significant long-term growth potential we expect in pellet demand.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the headings “Description of Debt Securities” and “Description of the Guarantees.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement. In this description and in the related sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus, references to “CVRD” mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies. References to the notes include both the notes and the guaranty of the notes, except where the context indicates otherwise.

General

Vale Overseas will offer the notes under an amended and restated indenture among Vale Overseas, CVRD, as guarantor, and The Bank of New York, as trustee, to be dated as of November 21, 2006 and seventh and eighth supplemental indentures to be dated as of November 21, 2006. The notes will be issued only in fully registered form without coupons in minimum denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof. The notes will be unsecured and will rank equally with all of Vale Overseas’ other existing and future unsecured and unsubordinated debt.

Principal and Interest

The 6.250% Guaranteed Notes due 2017 will be issued in an initial aggregate principal amount of US$1,250,000,000. The notes will mature on January 23, 2017. The 2017 notes will bear interest at 6.250% per annum from November 21, 2006. Interest on the 2017 notes will be payable semi-annually on January 23 and July 23 of each year, commencing July 23, 2007, to the holders in whose name the notes are registered at the close of business on January 8 or July 8, immediately preceding the related interest payment date.

The 6.875% Guaranteed Notes due 2036 will be issued in an initial aggregate principal amount of US$2,500,000,000. The notes will mature on November 21, 2036. The 2036 notes will bear interest at 6.875% per annum from November 21, 2006. Interest on the 2036 notes will be payable semi-annually on May 21 and November 21 of each year, commencing May 21, 2007, to the holders in whose name the notes are registered at the close of business on May 6 and November 6, immediately preceding the related interest payment date.

Vale Overseas will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Vale Overseas will compute interest on the notes on the basis of a 360-day year of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, Vale Overseas will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City, São Paulo or Rio de Janeiro generally are authorized or obligated by law or executive order to close. With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Guaranty

CVRD has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts, if any, and all other amounts that may become due and payable in respect of the notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the amount that is required to be paid and has not been paid. The guaranty will be unsecured and will rank equally with all of CVRD’s other existing and future unsecured and unsubordinated debt.

Rating

The notes have been assigned a foreign currency rating of “Baa3” by Moody’s and “BBB” by Standard & Poor’s. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by CVRD and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, Vale Overseas will pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Redemption

We will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your notes. In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

Optional Redemption With “Make-Whole” Amount

We will have the right at our option to redeem any of the notes, in whole at any time, or in part from time to time, prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points in the case of the 2017 notes and at the Treasury Rate plus 35 basis points in the case of the 2036 notes (the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of the notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (such price expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the series of notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Credit Suisse Securities (USA) LLC, UBS Securities LLC, or their affiliates, which are primary United States government securities dealers and two other leading primary U.S. government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the Trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Optional Tax Redemption

The notes are redeemable prior to maturity, upon the occurrence of certain changes in the tax laws of Brazil or the Cayman Islands as a result of which Vale Overseas or CVRD becomes obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 15%, in which case Vale Overseas may redeem the notes in whole but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. See “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting the ability of Vale Overseas to incur debt and take other specified actions and the ability of Vale Overseas and CVRD to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Certain Covenants” and “Description of Debt Securities—Additional Terms of the Vale Overseas Debt Securities” in the accompanying prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Further Issuances

Vale Overseas reserves the right to issue, from time to time, without the consent of the holders of the notes, additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Additional notes that are treated as a single class for non-tax purposes may be treated as separate issues for U.S. federal income tax purposes. In such case, such additional notes may be considered to have been issued with original issue discount, as defined in the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations promulgated thereunder, which may affect the market value of the notes, since such additional notes may not be distinguishable from the notes.

Vale Overseas may also issue other securities under the indenture that have different terms from the notes. Likewise, CVRD has the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries, and to issue its own debt.

Transfer Agent

Vale Overseas may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent is the trustee, at its corporate trust office. Vale Overseas may add, replace or terminate transfer agents from time to time, provided that if any notes are issued in certificated form, so long as such notes are outstanding, Vale Overseas will maintain a transfer agent in New York City. Vale Overseas must notify you of changes in the transfer agents pursuant to the provisions described under “—Notices” in the accompanying prospectus. If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that Vale Overseas may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Book-Entry Ownership, Denomination and Transfer Procedures for the Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg supplements the description contained under the heading “Legal Ownership of Debt Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. Vale Overseas and CVRD take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

Vale Overseas and the trustee will make an application to DTC for acceptance in its book-entry settlement system of the notes, which will be in global form. The notes will be deposited with The Bank of New York, as custodian. The custodian and DTC will electronically record the principal amount of the notes held within the DTC system. Investors may hold such interests directly through DTC if they are participants in such system, or indirectly through organizations that are participants in DTC, such as Clearstream, Luxembourg and Euroclear.

Ownership of beneficial interests in the notes will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the notes with DTC’s custodian, DTC will credit portions of the principal amount of the notes to the accounts of the DTC participants designated by the underwriters, and

•	ownership of beneficial interests in the notes will be shown on, and transfer of ownership of those interests will be effected only through records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the notes).

As long as DTC or its nominee is the registered holder of the notes, DTC or its nominee will be considered the sole owner and holder of the notes for all purposes under the indenture and the notes. Except as described above, if you hold a book-entry interest in the notes in global form, you:

•	will not have notes registered in your name,

•	will not receive physical delivery of notes in certificated form, and

•	will not be considered the registered owner or holder of an interest in the notes under the indenture or the notes.

As a result, each investor who owns a beneficial interest in the notes must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the notes registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such notes. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the notes as shown on the records of DTC or the nominee. Vale Overseas also expects that payments by DTC participants to owners of beneficial interests in the notes held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither Vale Overseas, the trustee or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

Because DTC or its nominee will be the only registered owner of the notes, Clearstream, Luxembourg and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected through DTC in accordance with DTC rules on behalf of Clearstream, Luxembourg or Euroclear, as the case may be, by their respective U.S. depositaries. However, such cross-market transactions will require delivery of instructions to Clearstream, Luxembourg or Euroclear, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Clearstream, Luxembourg or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg and Euroclear accountholders may not deliver instructions directly to the U.S. depositaries for Clearstream, Luxembourg or Euroclear.

On or after the Closing Date, transfers between accountholders in Clearstream, Luxembourg and Euroclear and transfers between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. However, as a result of time-zone differences, securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be credited to the relevant account at Clearstream, Luxembourg or Euroclear during the securities settlement processing day dated the fourth business day (T+4) following the DTC settlement date. Similarly, cash received in Clearstream, Luxembourg or Euroclear as a result of a sale of securities by or through a Clearstream, Luxembourg or Euroclear accountholder to a DTC participant will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only on the fourth business day (T+4) following the DTC settlement date. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the notes for exchange for individual definitive notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Clearstream, Luxembourg

Clearstream, Luxembourg was incorporated as a limited liability company under Luxembourg law.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

Distribution with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Euros. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries in a manner generally similar to the arrangements for cross-market transfers with DTC described above.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System; and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator.

The foregoing information about DTC, Clearstream, Luxembourg and Euroclear has been provided by each of them for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Vale Overseas, nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with DTC or the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

Individual Definitive Notes

Registration of title to notes in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the notes in global form or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days or (ii) Vale Overseas decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form. In such circumstances, Vale Overseas will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through the transfer agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as the registrar and we may require to complete, execute and deliver such individual definitive notes.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, The Bank of New York. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Vale Overseas to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Overseas, and thereafter holders of notes in certificated form may look only to Vale Overseas and CVRD for payment.

CERTAIN TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Brazilian and United States federal income tax considerations is based on the advice of Walkers with respect to Cayman Islands tax law, on the advice of Trench, Rossi e Watanabe Advogados, with respect to Brazilian tax law and on the advice of Cleary Gottlieb Steen & Hamilton LLP with respect to United States federal income taxes. This summary contains a description of the principal Cayman Islands, Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Cayman Islands, Brazil and the United States.

The following is a general discussion of certain tax considerations for prospective investors in the notes. The discussion is based upon present law and interpretations of present law as in effect on the date of this prospectus supplement, both of which are subject to prospective and retroactive changes. The discussion does not consider any investor’s particular circumstances, and it is not intended as tax advice. Each prospective investor is urged to consult its tax advisor about the tax consequences of an investment in the notes under the laws of the Cayman Islands, Brazil and the United States, jurisdictions from which Vale Overseas may derive its income or conduct its activities, and jurisdictions where the investor is subject to taxation.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to Vale Overseas or any holder of notes. Accordingly, payment of principal of and interest on the notes will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a note and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

Vale Overseas has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concession Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Vale Overseas or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of Vale Overseas or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Vale Overseas to its members or a payment of principal or interest or other sums due under a debenture or other obligation of Vale Overseas.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of the notes unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount thereof may be payable on each note (up to a maximum of 250 Cayman Islands dollars (“CI$”) (US$312.50)) unless stamp duty of CI$500 (US$625) has been paid in respect of the entire issue of notes.

The above conversions of Cayman Islands dollars to U.S. dollars have been made on the basis of US$1.25 = CI$1.00.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by an individual, a company, a trust, an organization or any other entity considered as resident or domiciled outside Brazil for tax purposes (a “Non-resident Holder”). The discussion contained herein is based on the tax laws of Brazil as in effect on the date hereof and is subject to possible changes in Brazilian law that may come into effect after such date.

The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes. Prospective investors should consult their own tax advisers as to the consequences of purchasing the notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of the notes.

Payments on the notes made from Vale Overseas and capital gains on the notes

Generally, a Non-resident Holder is taxed in Brazil only when income is derived from Brazilian sources or gains are realized on the sale or disposition of assets located in Brazil. Therefore, based on the fact that Vale Overseas is considered for tax purposes as a company domiciled abroad, any income (including interest and original issue discount) paid by Vale Overseas in respect of the notes in favor of Non-resident Holders will not be subject to any withholding or deduction in respect of Brazilian income tax or any other Brazilian taxes, duties, assessments or governmental charges, provided that such payments are made with funds held by Vale Overseas outside of Brazil.

According to article 26 of Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a Non-resident to another Non-resident by means of a transaction made outside Brazil, are subject to taxation in Brazil. Based on the fact that the notes are issued abroad by a company not domiciled in Brazil and, thus, the notes will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, capital gains on the sale or disposition of the notes made outside Brazil by a Non-resident Holder, other than a branch or a subsidiary of a Brazilian resident, to another Non-resident Holder, are not subject to Brazilian taxes. However, considering the general scope of Law No. 10,833 and the absence of case law in respect thereof, we cannot assure you that the aforesaid interpretation will ultimately prevail in the Brazilian courts.

On the other hand, capital gains obtained by a Non-resident Holder from the sale or other disposition of the notes to a Brazilian resident may be subject to Brazilian income tax.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Non-resident Holder, except for gift inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Payments on the notes made by CVRD

If a payment is made to the Non-resident Holder by a Brazilian source in respect of the notes, such as by CVRD, such payment will be generally subject to income tax withheld at source at a rate that varies depending on the nature of the payment and the location of the Non-resident Holder, at a maximum rate of 25%, or such other rate as may be provided for in any applicable tax treaty between Brazil and the country of the beneficiary. In this case other taxes may also be applicable.

In the event of withholding or deduction for or on account of Brazilian taxes, Vale Overseas and CVRD will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the net amount received by the holder after such withholding or deduction equals the amount of principal or interest that would have been received in the absence of such withholding or deduction. Please note, however, that Vale Overseas and CVRD may redeem the notes in case any of them is obligated to pay additional amounts on the notes in respect of Brazilian or Cayman Islands withholding taxes at a rate in excess of 15%; see “Description of Notes—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

United States Tax Considerations

The following is a summary of the material United States federal income tax considerations that may be relevant to a holder of a note but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the notes including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary deals only with a holder that acquired the notes in during the initial offering and that will hold its notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing mark to market tax accounting, persons that will hold notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change.

As used herein, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date. A “non-U.S. Holder” is a beneficial owner of notes that is neither a U.S. Holder nor a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes).

Investors should consult their own tax advisors in determining the tax consequences to them of holding notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

U.S. Holders

Payments of interest

Payments of interest on a note (which may include additional amounts) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income in respect of the notes will constitute foreign source income for U.S. federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. U.S. Holders should note, however, that the “financial services income” category (as well as other categories) has been eliminated with respect to taxable years beginning after December 31, 2006. Thereafter, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (the election would then apply to all foreign income taxes such U.S. Holder paid in that taxable year). U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits, including credits for any tax imposed by the Cayman Islands or by Brazil, as well as regarding the deduction of such taxes, and the treatment of additional amounts. See discussion above of “Description of Notes—Payment of Additional Amounts” in this prospectus supplement, and the information appearing under the heading “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Sale or disposition of notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. Capital Gains of certain non-corporate U.S Holders, including individuals, derived with respect to note held for over one year may be eligible for reduced rates of taxation.

Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Accordingly, if Cayman Islands, Brazilian or other non-U.S. tax is imposed on the sale or disposition of the notes, a U.S. Holder may not be able to fully utilize its U.S. foreign tax credits in respect of such tax unless such U.S. Holder has other foreign source income. Prospective investors should consult their own tax advisors as to the U.S. tax and foreign tax credit implications of such sale, exchange, retirement or other disposition of a note.

Non-U.S. Holders

Under U.S. federal income tax law as currently in effect, Non-U.S. Holders generally will not be subject to U.S. federal income taxes (including withholding taxes) on payments of interest on the notes so long as the requirements described in the sentence following immediately below are satisfied. The gain realized on any sale, exchange, retirement or other disposition of a note by a Non-U.S. Holder will not be subject to U.S. federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and an applicable income tax treaty does not provide otherwise) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such a Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder or (B) such Non-U.S. Holder has a tax home in the United States. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profit tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup withholding and information reporting

A U.S. Holder may be subject to information reporting requirements and “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Non-U.S. Holders may be required to comply with applicable certification procedures in order to avoid the application of such information reporting requirements and backup withholding tax. Any amount withheld under these rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability.

UNDERWRITING

Vale Overseas intends to offer the notes through Credit Suisse Securities (USA) LLC (“Credit Suisse”), UBS Securities LLC (“UBS”), ABN AMRO Incorporated (“ABN AMRO”), and Santander Investment Securities Inc. (“Santander”) as representatives of the underwriters. Subject to the terms and conditions contained in a terms agreement between the underwriters, Vale Overseas and us, Vale Overseas has agreed to sell to the underwriters and the underwriters have agreed to purchase from Vale Overseas, the principal amount of the notes listed below.

Underwriters	Principal Amount of 2017 Notes		Principal Amount of 2036 Notes
Credit Suisse Securities (USA) LLC	US$	182,499,000	US$	374,998,000
Credit Suisse Securities (Europe) Limited		5,000,000		—
UBS Securities LLC		187,499,000		374,998,000
ABN AMRO Incorporated		187,499,000		374,998,000
Santander Investment Securities Inc		187,499,000		374,998,000
Banc of America Securities LLC		29,508,000		59,016,000
BNP Paribas Securities Corp.		29,508,000		59,016,000
Bradesco Securities, Inc.		29,508,000		59,016,000
CALYON Securities (USA) Inc.		29,508,000		59,016,000
Citigroup Global Markets Inc.		29,508,000		59,016,000
HSBC Securities (USA) Inc.		29,508,000		59,016,000
J.P. Morgan Securities Inc.		29,508,000		59,016,000
Mitsubishi UFJ Securities International plc		29,508,000		59,016,000
Scotia Capital (USA) Inc.		29,508,000		59,016,000
Banco Itaú Europa S.A. - SFI Branch		19,536,000		39,072,000
BB Securities Ltd.		19,536,000		39,072,000
BBVA S.A.		19,536,000		39,072,000
Daiwa Securities SMBC Europe Limited		19,536,000		39,072,000
Dresdner Kleinwort Securities LLC		19,536,000		39,072,000
Fortis Securities LLC		19,536,000		39,072,000
Mizhuo International plc		19,536,000		39,072,000
Natexis Bleichroeder Inc.		19,536,000		39,072,000
SG America Securities, LLC		19,536,000		39,072,000
Standard Chartered Bank		19,536,000		39,072,000
TD Securities (USA) LLC		19,536,000		39,072,000
WestLB do Brasil Cayman Limited		19,536,000		39,072,000

Total	US$	1,250,000,000	US$	2,500,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased. If the underwriters default, the terms agreement provides that the purchase agreement may be terminated.

Vale Overseas and CVRD have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Vale Overseas and CVRD have agreed that Vale Overseas will not, during a period of 30 days from the date of this Prospectus Supplement, without the written consent of the underwriters, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of Vale Overseas.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Credit Suisse Securities (Europe) Limited, Mitsubishi UFJ Securities International plc, Banco Itaú Europa S.A.—SFI Branch, BB Securities Ltd., BBVA S.A., Daiwa Securities SMBC Europe Limited, Mizuho International plc, Standard Chartered Bank and WestLB do Brasil Cayman Limited are not broker-dealers registered with the SEC, and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that such underwriters intend to effect any sales of the notes in the United States, such underwriters will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.

Commissions and Discounts

The underwriters have advised Vale Overseas that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus. After the initial public offering, the public offering price may be changed. The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the notes).

Paid by Vale Overseas Limited
Per 2017 Note	0.350%
Per 2036 Note	0.350%

The expenses for this offering, excluding underwriting discounts and commissions, are estimated at US$4.1 million and will be payable by Vale Overseas.

Trading Market

Application will be made to list the notes on the New York Stock Exchange. Vale Overseas does not intend to apply for listing of the notes on any other securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither the underwriters nor we make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

The distribution of this prospectus supplement and the accompanying prospectus may be restricted by law in certain jurisdictions. Persons into whose possession this prospectus supplement and the accompanying prospectus come must inform themselves of and observe any of these restrictions.

This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

EEA selling restriction

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of the notes to the public in that relevant member state prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of the notes to the public in that relevant member state at any time (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (iii) in any other circumstances which do not require the publication by Vale Overseas of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each relevant member state.

Austria

Neither this prospectus supplement nor the accompanying prospectus has been or will be approved and/or published pursuant to the Austrian Capital Markets Act (Kapitalmarktgesetz) as amended. None of this prospectus supplement, the accompanying prospectus or any other document connected therewith constitutes a prospectus according to the Austrian Capital Markets Act and none of this prospectus supplement, the accompanying prospectus or any other document connected therewith may be distributed, passed on or disclosed to any other person in Austria, save as specifically agreed with the underwriters. No steps may be taken that would constitute a public offering of the notes in Austria and the offering of the notes may not be advertised in Austria. Each underwriter has represented and agreed that it will offer the notes in Austria only in compliance with the provisions of the Austrian Capital Markets Act and all other laws and regulations in Austria applicable to the offer and sale of the notes in Austria.

Belgium

This prospectus supplement and the accompanying prospectus are not intended to constitute a public offer in Belgium and may not be distributed to the public in Belgium. The Belgian Commission for Banking, Finance and

Insurance has not reviewed nor approved this prospectus supplement and the accompanying prospectus or commented as to their accuracy or adequacy or recommended or endorsed the purchase of the notes.

Each underwriter has agreed that it will not:

(a) offer for sale, sell or market in Belgium such notes by means of a public offer within the meaning of the Law of 16 June 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market; or

(b) sell notes to any person qualifying as a consumer within the meaning of Article 1.7 of the Belgian law of 14 July 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation.

France

Each of the underwriters, Vale Overseas and CVRD has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus supplement, the accompanying prospectus or any offering material, and that such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (investisseurs qualifiés) other than individuals, as defined in, and in accordance with, articles L.411-1, L.411-2, D.411-1 of the French Code monétaire et financier and with the provisions of the Decree 98-880 of October 1, 1998, all acting for their own account.

Ireland

Each underwriter has represented and agreed that it will not underwrite or place the notes in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (the “CONSOB”) pursuant to Italian securities legislation and, accordingly, each underwriter has represented that it has not offered, sold or delivered any notes or distributed copies of this prospectus supplement, the accompanying prospectus or any other document relating to the notes in the Republic of Italy and will not offer, sell or deliver any notes or distribute copies of this prospectus supplement, the accompanying prospectus or any other document relating to the notes in the Republic of Italy other than to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1st July, 1998, as amended.

Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement, accompanying prospectus or any other document relating to the notes in the Republic of Italy must be (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Legislative Decree No. 58 of February 24, 1998 (Financial Services Act) and Legislative Decree No. 385 of 1st September, 1993 (the Banking Act); (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and (c) in compliance with any other applicable laws and regulations.

In any case the notes shall not be placed, sold or offered either in the primary or the secondary market to individuals residing in Italy.

Portugal

Each underwriter has represented and agreed that:

•	no document, circular, advertisement or any offering material in relation to the notes has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários, the “CMVM”);

•	it has not directly or indirectly taken any action or offered, advertised or sold or delivered and will not directly or indirectly offer, advertise, sell, re-sell, re-offer or deliver any notes in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the notes as an issue or public placement of securities in the Portuguese market;

•	it has not, directly or indirectly, distributed and will not, directly or indirectly, distribute to the public this prospectus supplement or accompanying prospectus, or any document, circular, advertisements or any offering material;

•	all offers, sales and distributions of the notes have been and will only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement of notes (oferta particular), all in accordance with the Portuguese Securities Code;

•	pursuant to the Portuguese Securities Code the private placement in Portugal or to Portuguese residents of notes by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes; and

•	it will comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations, in any such case that may be applicable to it in respect of any offer or sales of the notes by it in Portugal.

Each underwriter has represented and agreed that it shall comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive regarding the placement of any notes in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, and that such placement shall only be authorised and performed to the extent that there is full compliance with such laws and regulations.

United Kingdom

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vale Overseas or CVRD; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

The offering and sale of the notes will be made in Switzerland on the basis of a private placement, not as a public offering. The notes will not be listed on the SWX Swiss Exchange. Neither this prospectus supplement nor the accompanying prospectus, therefore, constitutes a prospectus within the meaning of Art. 652a or 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

Japan

The notes have not been registered under the Securities and Exchange Law of Japan, and none of the underwriters has offered or sold or will offer or sell, directly or indirectly, the notes in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

Hong Kong

This prospectus supplement and the accompanying prospectus have not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance or to any persons in the circumstances referred to in paragraph (b) above.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

None of this prospectus supplement, the accompanying prospectus or any other offering material distributed by any of the underwriters relating to the notes has been or will be registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered in Singapore pursuant to the exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for the subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA, (2) to a relevant person under Section 275(1) and/or any person under Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Brazil

The underwriters have not offered or sold, and will not offer or sell any notes in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations. The notes have not been, and will not be, registered with the Comissão de Valores Mobiliários.

Cayman Islands

None of the notes may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in the Cayman Islands.

Other relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Credit Suisse, UBS, ABN AMRO, and Santander, or their affiliates, served as joint bookrunners, joint lead arrangers, co-syndication agents and co-documentation agents, and an affiliate of Credit Suisse served as administrative agent, under CVRD’s senior acquisition facility. We will use the net proceeds of the offering to repay a portion of the amounts outstanding under our senior acquisition facility. Credit Suisse, UBS, ABN AMRO and Santander, or their affiliates, will serve as coordenadores, or joint book-runners, in connection with our proposed public offering of real-denominated debentures in Brazil, the net proceeds of which we expect to use to repay a portion of the outstanding amounts under the senior acquisition facility. Credit Suisse, UBS, ABN AMRO and Santander, or their affiliates, will serve as joint lead arrangers and book-runners in connection with our proposed trade-related loan facility, the net proceeds of which we expect to use to repay a portion of the outstanding amounts under the senior acquisition facility.

We intend to use all of the net proceeds from the sale of the notes to repay indebtedness outstanding under our senior acquisition facility in which each of the underwriters or their affiliates owns a participation. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

VALIDITY OF THE NOTES

The validity of the notes, including the guaranty, offered and sold in this offering will be passed upon for Vale Overseas and CVRD by Cleary Gottlieb Steen & Hamilton LLP and for the underwriters by White & Case LLP. Certain matters of Cayman Islands law relating to the notes will be passed upon by Walkers, Cayman Islands counsel for CVRD and Vale Overseas. Certain matters of Brazilian law relating to the notes will be passed upon by Trench, Rossi e Watanabe Advogados, special Brazilian Counsel for CVRD and Vale Overseas. Machado, Meyer, Sendacz e Opice Advogados will pass upon certain matters of Brazilian law relating to the notes for the underwriters.

PROSPECTUS

Companhia Vale do Rio Doce

(Valley of the Rio Doce Company)

Debt Securities and

Guarantees

Vale Overseas Limited

Guaranteed Debt Securities

Companhia Vale do Rio Doce, or CVRD, may offer from time to time debt securities or guarantees, and Vale Overseas Limited may issue debt securities guaranteed by CVRD. An accompanying prospectus supplement will set forth the specific terms of these securities, the offering price, and the specific manner in which they may be offered.

We may sell these securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

November 13, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf process, CVRD may sell or issue debt securities or guarantees, and Vale Overseas may sell guaranteed debt securities, in one or more offerings.

This prospectus provides you only with a general description of the debt securities and guarantees that we may offer. Each time we offer securities pursuant to this prospectus, we will attach a prospectus supplement to the front of this prospectus that will contain specific information about the particular offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement on file with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise specified or the context otherwise requires, references to “CVRD” are to Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to “Vale Overseas” are to Vale Overseas Limited. Terms such as “we,” “us” and “our” generally refer to one or both of Companhia Vale do Rio Doce and Vale Overseas Limited, as the context may require.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus and the accompanying prospectus supplement may constitute forward-looking statements within the meaning of the safe harbor provisions of U.S. Private Securities Litigation Reform Act of 1995. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the future impact of competition and regulation;

•	the declaration or payment of dividends;

•	industry trends, including the direction of prices and expected levels of supply and demand;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed in other documents incorporated by reference in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those identified under “Risk Factors” in our SEC reports that are incorporated by reference in this prospectus. These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which are volatile and can be adversely affected by developments in other countries, factors relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in our SEC reports incorporated by reference in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus or any accompanying prospectus supplement.

COMPANHIA VALE DO RIO DOCE

CVRD is the world’s largest producer and exporter of iron ore and pellets, the largest metals and mining company in the Americas and one of the largest private sector companies in Latin America by market capitalization. CVRD holds sizable exploration claims in Brazil and abroad. CVRD operates large logistics systems, including railroads and ports that are integrated with its mining operations. Directly and through affiliates and joint ventures, CVRD has major investments in the aluminum-related, energy and steel businesses. CVRD is investing in copper, nickel and coal exploration, and its first copper mine began operations in June 2004.

CVRD’s main lines of business are:

•	ferrous minerals: comprised of iron ore, pellets, manganese and ferroalloys businesses;

•	non-ferrous minerals: comprised of nickel, kaolin, potash and copper businesses;

•	aluminum-related operations: comprised of bauxite mining, alumina refining and aluminum metal smelting businesses;

•	logistics: comprised of railroads, ports and terminals and shipping businesses; and

•	other investments: comprised of steel and hydroelectric power generation businesses.

CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade por ações, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.

CVRD is organized for an unlimited period of time. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4477.

VALE OVERSEAS LIMITED

Vale Overseas is a finance company wholly owned by CVRD. Its business is to issue debt securities to finance the activities of CVRD and its subsidiaries and affiliates. It has no other operations or employees.

Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001, registration number 113637. Vale Overseas is incorporated for an indefinite period of time. Its registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands and its principal executive offices are located at Avenida Graça Aranha, No. 26 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4477.

USE OF PROCEEDS

CVRD

Unless otherwise indicated in an accompanying prospectus supplement, CVRD intends to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include funding working capital and capital expenditures, financing potential acquisitions, funding dividend payments and repaying existing debt.

Vale Overseas

Unless otherwise indicated in an accompanying prospectus supplement, Vale Overseas intends to on-lend the net proceeds from the sale of the debt securities to CVRD or its subsidiaries and affiliates.

LEGAL OWNERSHIP OF DEBT SECURITIES

In this prospectus and in any attached prospectus supplement, when we refer to the “holders” of debt securities as being entitled to specified rights or payments, we mean only the actual legal holders of the debt securities. While you will be the holder if you hold a security registered in your name, more often than not the registered holder will actually be either a broker, bank, other financial institution or, in the case of a global security, a depositary. Our obligations, as well as the obligations of the trustee, any registrar, any depositary and any third parties employed by us or the other entities listed above, run only to persons who are registered as holders of our debt securities, except as may be specifically provided for in a contract governing the debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding debt securities in accounts at banks or brokers is called holding in “street name.” If you hold our debt securities in street name, we will recognize only the bank or broker, or the financial institution that the bank or broker uses to hold the debt securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. For example, if the debt security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement relating to that security. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our debt securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out:

•	how it handles payments and notices with respect to the debt securities;

•	whether it imposes fees or charges;

•	how it handles voting, if applicable;

•	how and when you should notify it to exercise on your behalf any rights or options that may exist under the debt securities;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Global Securities

A global security is a special type of indirectly held security. If we issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a security issued in global form must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether the debt securities will be issued only as global securities.

As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. We will not recognize you as a holder of the debt securities and instead will deal only with the depositary that holds the global security.

You should be aware that if our debt securities are issued only in the form of global securities:

•	You cannot have the debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities.

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary’s policies will govern payments, dividends, transfers, exchange and other matters relating to your interest in the global security. We, the trustee and any registrar have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We, the trustee and any registrar also do not supervise the depositary in any way.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

In a few special situations described below, a global security representing our debt securities will terminate and interests in it will be exchanged for physical certificates representing the debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your bank or broker to find out how to have your interests in the debt securities transferred to your name, so that you will be a direct holder.

Unless we specify otherwise in the prospectus supplement, the special situations for termination of a global security representing our debt securities are:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when such depositary is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days; or

•	CVRD, or Vale Overseas, as applicable, decides in its sole discretion to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us, the trustee or any registrar) is responsible for deciding the names of the institutions that will be the initial direct holders.

DESCRIPTION OF DEBT SECURITIES

The following briefly summarizes the material provisions of the debt securities and the CVRD and Vale Overseas indentures that will govern these debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of your series of debt securities, which will be described in more detail in the applicable prospectus supplement.

Indenture

Any debt securities and guarantees that we issue will be governed by an indenture. The trustee under the indenture has two main roles:

•	First, the trustee can enforce your rights against CVRD and Vale Overseas if CVRD or Vale Overseas defaults, as applicable. There are some limitations on the extent to which the trustee acts on your behalf, described below under “—Events of Default.”

•	Second, the trustee performs administrative duties for us, such as sending principal and interest payments to you, transferring your debt securities to a new buyer if you sell and sending notices to you.

CVRD will issue debt securities under an indenture we refer to as the CVRD indenture. Unless otherwise provided in the applicable prospectus supplement, the trustee under the CVRD indenture will be The Bank of New York. Vale Overseas will issue debt securities guaranteed by CVRD under an amended and restated indenture to be entered into among Vale Overseas, CVRD and The Bank of New York, as trustee, which we refer to as the Vale Overseas indenture.

The indentures and their associated documents contain the full legal text of the matters described in this section. We have agreed in each indenture that New York law governs the indenture and the debt securities. We have filed a copy of the form of the CVRD indenture, the original Vale Overseas indenture, the Vale Overseas third supplemental indenture and the Vale Overseas amended and restated indenture with the SEC as exhibits to our registration statement. We have consented in each indenture to the non-exclusive jurisdiction of any U.S. federal and state courts sitting in the borough of Manhattan in the City of New York. (Sections 1.12 and 1.14)

Types of Debt Securities

This section summarizes material terms of the debt securities that are common to all series and to each of the CVRD and Vale Overseas indentures, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including the definition of various terms used in the indentures. For example, we describe the meanings for only the more important terms that have been given special meanings in the indentures. We also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in any prospectus supplement, those sections or defined terms are incorporated by reference herein or in such prospectus supplement.

We may issue original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. We may also issue indexed securities or securities denominated in currencies other than the U.S. dollar, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any such debt securities. We will describe the U.S. federal income tax consequences and any other special considerations applicable to original issue discount, indexed or foreign currency debt securities in the applicable prospectus supplement.

In addition, the material financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement relating to that series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the applicable prospectus supplement.

In addition, the prospectus supplement will state whether we will list the debt securities of the series on any stock exchanges and, if so, which ones.

Form, Exchange and Transfer

The debt securities will be issued, unless otherwise indicated in the applicable prospectus supplement, in minimum denominations of $1,000 and any integral multiple thereof. (Section 3.2)

You may have your debt securities broken into more debt securities of smaller authorized denominations or combined into fewer debt securities of larger authorized denominations, as long as the total principal amount is not changed. This is called an exchange. (Section 3.4)

You may exchange or transfer your registered debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring registered debt securities. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also register transfers of the registered debt securities. (Sections 3.4 and 10.2)

You will not be required to pay a service charge for any registration of transfer or exchange debt securities, but you may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The registration of transfer or exchange of a registered debt security will only be made if you have duly endorsed the debt security or provided the security registrar with a written instrument of transfer satisfactory in form to the security registrar. (Section 3.4)

Payment and Paying Agents

If your debt securities are in registered form, we will pay interest to you if you are listed in the trustee’s records as a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day is called the “regular record date” and will be stated in the prospectus supplement. (Sections 3.6 and 3.1.5)

We will pay interest, principal, additional amounts and any other money due on global registered debt securities pursuant to the applicable procedures of the depositary or, if the debt securities are not in global form, at our office or agency maintained for that purpose in New York, New York. We may also choose to pay interest by mailing checks. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. (Sections 2.2, 10.2 and 10.3)

Regardless of who acts as paying agent, all money that we pay as principal, premium or interest to a paying agent, or then held by us in trust, that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us or (if then held by us) discharged from trust. After that two-year period, direct holders may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 10.3)

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Section 1.6)

Modification and Waiver

Each indenture provides several categories of changes that can be made to the indenture and the debt securities. Such changes may or may not require the consent of the holders, as described below. A supplemental indenture will be prepared if holder approval is required.

Changes Requiring Each Holder’s Approval

Each indenture provides that there are changes to that indenture that cannot be made without the approval of each holder of the outstanding debt securities affected thereby. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the debt securities;

•	a reduction in the principal amount, the interest rate, the redemption price for the debt securities or the principal amount that would be due and payable upon acceleration;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the debt securities;

•	a change in the place of any payment on the debt securities;

•	an impairment of the holder’s right to sue for payment of any amount due on its securities;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to change the indenture or the debt securities;

•	a change in the terms of payment from, or control over, or release or reduction of any collateral or security interest to secure the payment of principal, interest or premium, if any, under any debt security;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to waive compliance with the indenture or to waive defaults; and

•	a modification of the sections of the indenture relating to supplemental indentures, waiver with the consent of holders or waiver of past defaults, except to increase the percentage of holders required to make a revision or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the debt securities. (Section 9.2)

Changes Not Requiring Approval

Each indenture provides that some changes do not require any approval by holders of outstanding debt securities under that indenture. This type of change is limited to clarifications of ambiguities, omissions, defects and inconsistencies, amendments, supplements and other changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect, such as adding covenants, additional events of default or successor trustees. (Section 9.1)

Changes Requiring Majority Approval

Each indenture provides that other changes to the indenture and the outstanding debt securities under the indenture and any waiver of any provision of the indenture must be approved by the holders of a majority in principal amount of each series of securities affected by the change or waiver. The required approval must be given by written consent. (Section 9.2)

Each indenture provides that the same majority approval would be required for CVRD or Vale Overseas to obtain a waiver of any of its covenants in the applicable indenture. The covenants of CVRD and Vale Overseas in each indenture include the promises CVRD and Vale Overseas make about merging and creating liens on their assets, which are described below under “—Certain Covenants; Mergers and Similar Transactions” and “—Certain Covenants; Limitation on Liens.” If the holders approve a waiver of a covenant, CVRD and Vale Overseas will not have to comply with that covenant. The holders, however, cannot approve a waiver of any provision in the debt securities or the indenture, as it affects any security, that CVRD and Vale Overseas cannot change without the approval of the holder of that security as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 9.2)

Voting Mechanics

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities held by Vale Overseas, CVRD or their affiliates are not considered outstanding. (Section 1.1)

CVRD or Vale Overseas will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the applicable indenture. In limited circumstances, the trustee, and not CVRD or Vale Overseas, will be entitled to set a record date for action by holders. If a record date is set for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we or the trustee, as applicable, may specify. This period may be shortened or lengthened (but not beyond 180 days). (Sections 1.4.5, 1.4.6 and 1.4.7)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted if we seek to change the indenture or the debt securities or request a waiver.

Redemption

Unless otherwise indicated in the applicable prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund; that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, other than as set forth in “Optional Tax Redemption” below, unless otherwise specified in the applicable prospectus supplement, we will not be entitled to redeem your debt security before its stated maturity. (Section 11.1.1)

If the applicable prospectus supplement specifies a redemption date, it will also specify one or more redemption prices, which may be expressed as a percentage of the principal amount of your debt security or by reference to one or more formulae used to determine the redemption price. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If the applicable prospectus supplement specifies a redemption commencement date, we may redeem your debt security at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed. If less than all of the debt securities are redeemed, the trustee will authenticate and deliver to the holder of such debt securities without service charge, a new debt security or securities of the same series and of like tenor, of any authorized denomination as requested by such holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the debt security so surrendered. If less than all of the debt securities are redeemed, the trustee will choose the debt securities to be redeemed by lot, or in the trustee’s discretion, pro rata. (Section 11.5)

In the event that we exercise an option to redeem any debt security, we will give to the trustee and the holder written notice of the principal amount of the debt security to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described above under “—Notices.” (Section 11.2)

Subject to any restrictions that will be described in the prospectus supplement, we or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, in our discretion, be held, resold or canceled.

Optional Tax Redemption

Unless otherwise indicated in a prospectus supplement, we will have the option to redeem, in whole but not in part, the debt securities where, as a result of a change in or amendment to any laws (or any rules or regulations thereunder) or the official interpretation, administration or application of any laws, rules or regulations, we would be required to pay additional amounts, as described below under “—Payment of Additional Amounts,” in excess of those attributable to Brazilian or Cayman Islands (in the case of securities issued under the Vale Overseas indenture) withholding tax on the basis of a statutory rate of 15%, and if the obligation cannot be avoided by CVRD or Vale Overseas, as applicable, after taking measures CVRD or Vale Overseas, as applicable, considers reasonable to avoid it. This applies only in the case of changes or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where we are incorporated. If the applicable issuer is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor. (Section 11.1.3 and Section 10.7)

If the debt securities are redeemed, the redemption price for debt securities (other than original issue discount debt securities) will be equal to the principal amount of the debt securities being redeemed and any applicable premium plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such securities. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the debt securities. No notice may be given earlier than 90 days prior to the earliest date on which we, but for such redemption, would be obligated to pay such additional amounts, and the obligation to pay such additional amounts must remain in effect at the time notice is given. (Sections 11.1 and 11.2)

Payment of Additional Amounts

Each indenture provides that all payments in respect of the debt securities issued thereunder will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any authority therein or thereof having power to tax unless CVRD or Vale Overseas, as applicable, is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In such event, CVRD or Vale Overseas, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of debt securities after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the debt securities in the absence of such withholding or deduction. Notwithstanding the foregoing, neither CVRD nor Vale Overseas will have to pay additional amounts:

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such security by reason of his having some connection with Brazil or the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) other than the mere holding of the security and the receipt of payments with respect to the security;

•	in respect of securities surrendered (if surrender is required) more than 30 days after the Relevant Date except to the extent that the holder of such security would have been entitled to such additional amounts on surrender of such security for payment on the last day of such period of 30 days;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and CVRD or Vale Overseas, as applicable, has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the security or by direct payment by CVRD or Vale Overseas in respect of claims made against CVRD or Vale Overseas; or

•	in respect of any combination of the above. (Section 10.7.1)

The prospectus supplement relating to the debt securities may describe additional circumstances in which we would not be required to pay additional amounts. (Section 3.1)

For purposes of the provisions described above, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The debt securities are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither Vale Overseas nor CVRD shall be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein. (Section 10.7.1)

In the event that additional amounts actually paid with respect to the debt securities described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such debt securities, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to CVRD or Vale Overseas, as the case may be. (Section 10.7.4)

Any reference in this prospectus, the indenture or the debt securities to principal, interest or any other amount payable in respect of the debt securities or the guarantee by Vale Overseas or CVRD, as applicable, will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 10.7.5)

Certain Covenants

Mergers and Similar Transactions

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas will each covenant that they will not without the consent of the holders of a majority in aggregate principal amount of the securities outstanding under the applicable indenture consolidate with or merge into any other corporation or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person, unless:

•	the corporation formed by such consolidation or into which CVRD or Vale Overseas is merged or the person which acquires by conveyance or transfer all or substantially all of the mining properties or assets of CVRD or all or substantially all of the properties and assets of Vale Overseas, which we refer to as the successor corporation, will expressly assume the due and punctual payment of the principal of and interest on all the securities issued under the applicable indenture and all other obligations of CVRD or Vale Overseas under the applicable indenture and the securities issued under that indenture;

•	immediately after giving effect to such transaction, no event of default with respect to any security issued under the applicable indenture will have occurred and be continuing;

•	CVRD, and in the case of the Vale Overseas indenture, Vale Overseas, has delivered to the trustee under the applicable indenture a certificate signed by two executive officers of CVRD, and in the case of the Vale Overseas indenture, two directors of Vale Overseas, stating that such consolidation, merger, conveyance or transfer complies with this section and that all conditions precedent provided in the applicable indenture, which relate to such transaction, have been complied with and an opinion of independent external counsel of recognized standing stating that such consolidation, merger, conveyance or transfer complies with this covenant and that all conditions provided, which relate to the transaction, have been complied with; and

•	the successor corporation will expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest on the securities, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of the securities after any such withholding or deduction will equal the respective amounts of principal, premium (if any) and interest, as applicable, which would have been receivable in respect of the securities in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Payment of Additional Amounts,” in relation to the successor jurisdiction. (Article 8)

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of, CVRD or Vale Overseas under the securities with the same effect as if the successor corporation had been named as the issuer or guarantor, as applicable, of the securities under the applicable indenture. If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil or the Cayman Islands, such jurisdiction will be referred to as a “successor jurisdiction.” No successor corporation will have the right to redeem the debt securities unless CVRD or Vale Overseas, as applicable, would have been entitled to redeem the debt securities in similar circumstances. (Article 8)

If the conditions described above are satisfied, neither CVRD nor Vale Overseas will need to obtain the consent of the holders in order to merge or consolidate or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person. Also, CVRD and Vale Overseas will not need to satisfy these conditions if CVRD or Vale Overseas enters into other types of transactions, including the following:

•	any transaction in which either CVRD or Vale Overseas acquires the stock or assets of another person;

•	any transaction that involves a change of control of CVRD or Vale Overseas, but in which neither CVRD nor Vale Overseas merges or consolidates; and

•	any transaction in which CVRD or Vale Overseas sells or otherwise disposes of (x) in the case of CVRD, less than substantially all of its mining properties or assets or (y) in the case of Vale Overseas, less than substantially all of its properties or assets.

Limitation on Liens

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will covenant that for so long as any securities remain outstanding, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will not create, incur, issue or assume any Indebtedness secured by any mortgage, pledge, lien, hypothecation, security interest or other encumbrance (each a “Lien”), except for Permitted Liens (as defined below), without, at the same time or prior thereto, securing the outstanding securities equally and ratably therewith. The (1) giving of a guarantee that is secured by a Lien upon or in respect of any asset of CVRD or Vale Overseas, and (2) creation of a Lien upon or in respect of any asset of CVRD or Vale Overseas to secure Indebtedness that existed prior to the creation of such Lien, shall be deemed to involve the incurrence of Indebtedness in an amount equal to the principal amount of such Indebtedness secured by such Lien. (Section 10.6)

For purposes of this covenant, “Permitted Liens” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance:

•	granted upon or with regard to any property acquired after the issue date of the series of securities by CVRD or Vale Overseas, as applicable, to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum sum secured thereby shall not exceed the purchase price of such property or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

•	in existence on the date of the issuance of the applicable series of debt securities and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the date of the issuance of the applicable series of debt securities;

•	arising by operation of law, such as tax, merchants’, maritime or other similar liens arising in the ordinary course of business of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture);

•	arising in the ordinary course of business in connection with the financing of export, import or other trade transactions to secure Indebtedness of CVRD or Vale Overseas;

•	securing or providing for the payment of Indebtedness incurred in connection with any project financing by CVRD; provided that such security only extends to properties (which may include existing properties at any pre-existing site selected for expansion) which are the subject of such project financing, to any revenues from such properties, or to any proceeds from claims belonging to CVRD which arise from the operation, failure to meet specifications, failure to complete, exploitation, sale or loss of, or damage to, such property;

•	granted upon or with regard to any present or future asset or property of CVRD or Vale Overseas to (i) any Brazilian governmental credit agency (including, but not limited to the Brazilian National Treasury, Banco Nacional de Desenvolvimento Econômico e Social, BNDES Participações S.A., Financiadora de Estudos e Projetos and Agência Especial de Financiamento Industrial); (ii) any Brazilian official financial institutions (including, but not limited to Banco da Amazônia S.A—BASA and Banco do Nordeste do Brasil S.A.—BNB); (iii) any non-Brazilian official export-import bank or official export-import credit insurer; or (iv) the International Finance Corporation or any non-Brazilian multilateral or government-sponsored agency;

•	existing on any asset prior to the acquisition thereof by CVRD or Vale Overseas and not created in contemplation of such acquisition;

•	created over funds reserved for the payment of principal, interest and premium, if any, due in respect of securities issued under the applicable indenture; or

•	granted after the date of the CVRD indenture or the Vale Overseas third supplemental indenture, as applicable, upon or in respect of any asset of CVRD or Vale Overseas other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this exception shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 10% of CVRD’s stockholders’ equity (calculated on the basis of CVRD’s latest quarterly unaudited or annual audited non-consolidated financial statements whichever is the most recently prepared in accordance with accounting principles generally accepted in Brazil and currency exchange rates prevailing on the last day of the period covered by such financial statements).

You should consult the prospectus supplement relating to your debt securities for further information about these covenants and whether they are applicable to your debt securities.

Defeasance and Discharge

The following discussion of full defeasance and discharge and covenant defeasance and discharge will only be applicable to your series of debt securities if CVRD or Vale Overseas chooses to apply them to that series, in which case we will so state in the prospectus supplement. (Section 12.1 of the CVRD indenture; Section 13.1 of the Vale Overseas indenture)

If the applicable prospectus supplement states that full defeasance will apply to a particular series, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will be legally released from any payment and other obligations on the debt securities, except for various obligations described below (called “full defeasance”), provided that CVRD or Vale Overseas, as applicable, in addition to other actions, puts in place the following arrangements for you to be repaid:

•	CVRD or Vale Overseas, as applicable, must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency debt securities or bonds that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest, principal and any other payments, including additional amounts, on the debt securities on their various due dates.

•	CVRD or Vale Overseas, as applicable, must deliver to the trustee a legal opinion of outside counsel, based upon a ruling by the U.S. Internal Revenue Service or upon a change in applicable U.S. federal income tax law, confirming that under then current U.S. federal income tax law CVRD or Vale Overseas, as applicable, may make the above deposit without causing you to be taxed on the debt securities any differently than if CVRD or Vale Overseas, as applicable, did not make the deposit and instead repaid the debt securities itself. (Sections 12.2 and 12.4 of the CVRD indenture; Sections 13.2 and 13.4 of the Vale Overseas indenture).

If CVRD or Vale Overseas ever did accomplish full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to CVRD or Vale Overseas for repayment in the unlikely event of any shortfall. However, even if CVRD or Vale Overseas takes these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

If the applicable prospectus supplement states that covenant defeasance will apply to a particular series, CVRD or Vale Overseas can make the same type of deposit described above and be released from all or some of the restrictive covenants (if any) that apply to the debt securities of the particular series. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, CVRD or Vale Overseas would be required to take all of the steps described above under “—Defeasance and Discharge” except that the opinion of counsel would not have to refer to a change in United States Federal income tax laws or a ruling from the United States Internal Revenue Service. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

If CVRD or Vale Overseas were to accomplish covenant defeasance, the following provisions of the indenture and/or the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement; and

•	the events of default relating to breach of the defeased covenants, described below under “What Is An Event of Default?”.

If CVRD or Vale Overseas accomplishes covenant defeasance, you would still be able to look to it for repayment of the debt securities if there were a shortfall in the trust deposit. If any event of default occurs and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

Ranking

The debt securities will rank equally with all the other unsecured and unsubordinated Indebtedness of CVRD or Vale Overseas, as the case may be. The guarantees will rank equally with all other unsecured and unsubordinated Indebtedness of CVRD. (Section 10.13)

Events of Default

Each indenture provides that you will have special rights if an event of default occurs and is not cured or waived, as described later in this subsection and as may be specified in the applicable prospectus supplement.

What Is an Event of Default?  Each indenture provides that the term “event of default” with respect to any series of debt securities means any of the following:

•	failure to pay any interest (or additional amounts, if any) on any of the debt securities of that series on the date when due, which failure continues for a period of 30 days; or failure to pay any principal or premium, if any (or additional amounts, if any), on any of the debt securities of that series on the date when due;

•	in relation to CVRD, its significant subsidiaries and Vale Overseas (in the case of securities issued under the Vale Overseas indenture): any default or event of default occurs and is continuing under any agreement, instrument or other document evidencing outstanding Indebtedness in excess of US$50 million in aggregate (or its equivalent in other currencies) and such default or event of default results in the actual acceleration of such Indebtedness;

•	CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) fails to duly perform or observe any other covenant or agreement in respect of the debt securities of that series and such failure continues for a period of 60 days after CVRD or Vale Overseas, as applicable, receives a notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of the affected series;

•	CVRD or a significant subsidiary of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) (i) has a court decree or order in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, reorganization or other similar law, entered against it, or has a court decree or order adjudging it bankrupt or insolvent, or suspending its payments, or approving a petition seeking its reorganization, arrangement, adjustment or composition or appointing a liquidator or other similar official of it or of any substantial part of its property, or ordering its winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (ii) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding, or consents to a decree or order in, or commencement of, an involuntary bankruptcy, or files or consents to the filing of a petition or answer or consent seeking reorganization or relief, or consents to the appointment of a liquidator or similar official of it or of any substantial part of its property, or makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts generally as they become due, or takes any corporate action in furtherance of any such action, or is generally unable to make payment of its obligations as they come due;

•	any illegality event occurring and continuing under any of Vale Overseas’ debt securities outstanding as of November 13, 2006 in excess of $50,000,000 in aggregate and such illegality event results in the actual acceleration of such debt securities; or

•	in the case of debt securities issued under the Vale Overseas indenture, a final judgment or judgments (not subject to appeal) determines the guarantee of such debt securities to be unenforceable or invalid, such guarantee ceases for any reason to be valid and binding or enforceable against CVRD, or CVRD or any person acting on its behalf denies or disaffirms its obligations under such guarantee. (Section 5.1)

For the purposes of this description of debt securities, “Indebtedness,” with respect to any person, means any amount payable (whether as a direct obligation or indirectly through a guarantee by such person) pursuant to (i) an agreement or instrument involving or evidencing money borrowed, (ii) a conditional sale or a transfer with recourse or with an obligation to repurchase or (iii) a lease with substantially the same economic effect as any such agreement or instrument and which, under U.S. GAAP, would constitute a capitalized lease obligation; provided, however, that as used in the cross-acceleration provision described in the second bullet point under “—What is an Event of Default?” “Indebtedness” will not include any payment made by CVRD on behalf of an affiliate, upon any Indebtedness of such affiliate becoming immediately due and payable as a result of a default by such affiliate, pursuant to a guarantee or similar instrument provided by CVRD in connection with such indebtedness, provided that such payment made by CVRD is made within five business days of notice being provided to CVRD that payment is due under such guarantee or similar instrument.

For the purpose of the definition of Indebtedness, “affiliate” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof that (i) CVRD directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with or (ii) in which CVRD has a 20% or more holding of voting shares. (Section 1.1)

“Significant subsidiary” means, at any time, a subsidiary of which CVRD’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) exceeds 10% of the total assets of the consolidated group as of the end of the most recently completed fiscal year. (Section 1.1)

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture, although the default and acceleration of one series of debt securities may trigger a default and acceleration of another series of debt securities. (Section 5.1)

Remedies upon an Event of Default.  Except as provided in the next sentence, if an event of default has occurred and is continuing, the trustee at the written request of holders of not less than 25% in principal amount of the outstanding debt securities of that series will declare the entire principal amount of the debt securities of that series to be due and payable immediately and upon any such declaration, the principal, accrued interest and any unpaid additional amounts will become immediately due and payable. If an event of default occurs because of a bankruptcy, insolvency or reorganization relating to CVRD (but not any significant subsidiary) or Vale Overseas (in the case of securities issued under the Vale Overseas indenture), the entire principal amount of the debt securities of that series will be automatically accelerated, without any declaration or action by the trustee or any holder, and any principal, accrued interest or additional amounts will become due and payable.

Each of the situations described above is called an acceleration of the maturity of the debt securities under the applicable indenture. If the maturity of the debt securities of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may cancel the acceleration of the debt securities, provided that CVRD or Vale Overseas, as applicable, has paid or deposited with the trustee under the applicable indenture a sum sufficient to pay (i) all overdue interest and any additional amounts on all of the debt securities of the series, (ii) the principal of any debt securities of the series which have become due (other than amounts due solely because of the acceleration), (iii) interest upon overdue interest at the rate borne by (or prescribed therefor in) the securities of that series (to the extent that payment of this interest is lawful), and (iv) all sums paid or advanced by the trustee under the applicable indenture and all amounts CVRD or Vale Overseas owe the trustee; and all other defaults with respect to the debt securities of that series have been cured or waived. (Section 5.3)

The trustee is not required under either of the indentures to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the applicable indenture, or in the exercise of any of its rights or powers, if the trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Section 6.1)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee under the applicable indenture written notice of a continuing event of default.

•	The holders of not less than 25% in principal amount of the outstanding debt securities of the series must make a written request that the trustee institute proceedings in respect of the event of default.

•	They or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in taking that action.

•	The trustee must not have taken action for 60 days after the above steps have been taken.

•	During those 60 days, the holders of a majority in principal amount of the outstanding debt securities of the series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the series. (Section 5.8)

Under each indenture, you are entitled, however, at any time to bring a lawsuit for the payment of money due on your security on or after its due date and which was not paid in full by CVRD or Vale Overseas. (Section 5.9)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive any default for the debt securities of the series, except for defaults which cannot be waived without the consent of each holder. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default, however, without the approval of each holder of the affected series of securities. (Section 5.14)

CVRD and, in the case of the Vale Overseas indenture, Vale Overseas, will furnish to the trustee within 120 days after the end of our fiscal year every year a written statement of certain of our officers and directors, as the case may be, that will either certify that, to the best of their knowledge, we are in compliance with the indenture and the debt securities or specify any default. In addition, CVRD and Vale Overseas, as applicable, will notify the trustee within 15 days after becoming aware of the occurrence of any event of default. (Section 10.4)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to waive a default.

Additional Terms of the Vale Overseas Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the Vale Overseas debt securities will have the following additional basic terms.

Guarantee by CVRD

Payments of amounts due by Vale Overseas under the debt securities and the Vale Overseas indenture will be guaranteed by CVRD. See “Description of the Guarantees.”

Restrictive Covenants

CVRD and Vale Overseas will not make any changes to the constitutive documents of Vale Overseas that would allow Vale Overseas (1) to engage in any business or carry out any activities other than the financing of CVRD and its subsidiaries by issuing securities under the Vale Overseas indenture and incidental or related activities, except as the trustee may otherwise approve if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture, or (2) to take or omit to take any action or consent to an act or omission that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent.

Vale Overseas has agreed not to, without the prior consent in writing of the trustee upon the direction of the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture:

•	incur any indebtedness for borrowed moneys, other than the issue of any securities under the Vale Overseas indenture, and then only if following the issue of such further securities, Vale Overseas will not be deemed to be an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended;

•	engage in any business or carry out any activities other than the financing of CVRD and its subsidiaries companies by issuing securities under the Vale Overseas indenture and incidental or related activities;

•	declare or pay any dividends, make any distribution of its assets, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property, dispose of any part of any collateral or create any mortgage, charge, Lien or other security or right of recourse in respect thereof in favor of any person, release any party to the Vale Overseas indenture from any existing obligations thereunder or consolidate or merge with any other person (other than as provided in the Vale Overseas indenture); or

•	take or omit to take any action, or consent to actions or omissions, that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent. (Section 10.21)

Regarding the Trustee

The Bank of New York is serving as the trustee of the debt securities under the Vale Overseas indenture and will serve as the trustee under the CVRD indenture. The Bank of New York may from time to time have other business relationships with CVRD, Vale Overseas and their affiliates.

DESCRIPTION OF THE GUARANTEES

The following description of the terms and provisions of the guarantees summarizes the general terms that will apply to each guarantee that we deliver in connection with an issuance of debt securities by Vale Overseas. When Vale Overseas sells a series of its debt securities, CVRD will execute and deliver a guarantee of that series of debt securities under the Vale Overseas indenture.

Pursuant to any guarantee, CVRD will irrevocably and unconditionally agree, upon the failure of Vale Overseas to make the required payments under the applicable series of debt securities and the Vale Overseas indenture, to make any required payment. The amount to be paid by CVRD under the guarantee will be an amount equal to the amount of the payment Vale Overseas fails to make. (Article 12 of the Vale Overseas indenture)

EXPERTS

The audited consolidated financial statements of CVRD incorporated in this registration statement by reference to our Form 20-F for the year ended December 31, 2005, except as they relate to certain of our subsidiaries and affiliates, have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, and, insofar as they relate to such subsidiaries and affiliates, by various other independent registered public accounting firms, whose reports thereon appear in our Form 20-F. The audited consolidated financial statements of Inco Limited incorporated by reference in this registration statement have been audited by PricewaterhouseCoopers LLP, independent auditors, whose reports thereon are also incorporated herein by reference. Such financial statements have been so incorporated by reference in reliance on the reports of such independent auditors given on the authority of such firms as experts in auditing and accounting.

Vale Overseas’ financial statements as of December 31, 2005, are incorporated by reference in the registration statement in reliance upon the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

To the extent indicated in our Form 20-F for the year ended December 31, 2005, the estimates of proven and probable reserves and the estimates of mine life as of December 31, 2005 incorporated by reference herein have been audited and verified by AMEC E&C Services, Inc.

VALIDITY OF THE SECURITIES

Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the debt securities and the guarantees under New York law; Trench, Rossi e Watanabe Advogados will provide an opinion regarding the authorization of the debt securities and the guarantees under Brazilian law; and Walkers will provide an opinion regarding the authorization of the debt securities and the guarantees under Cayman Islands law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act relating to the securities offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, and any other materials we may file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains an Internet web site at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on May 25, 2006 (File No. 001-15030);

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•	our report on Form 6-K furnished to the SEC on November 13, 2006 (SEC File No. 011-15030) containing unaudited interim financial statements of CVRD for the nine months ended September 30, 2006 and 2005;

•	our report on Form 6-K furnished to the SEC on November 13, 2006 (SEC File No. 011-15030) containing disclosure regarding the results of operations of CVRD for the nine months ended September 30, 2006 and 2005;

•	our report on Form 6-K furnished to the SEC on November 13, 2006 (SEC File No. 011-15030) containing unaudited pro forma financial statements of CVRD;

•	our report on Form 6-K furnished to the SEC on November 13, 2006 (SEC File No. 011-15030) containing audited annual and unaudited interim financial statements of Vale Overseas;

•	our report on Form 6-K furnished to the SEC on November 13, 2006 (SEC File No. 011-15030) containing audited annual and unaudited interim financial statements of Inco Limited; and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Avenida Graça Aranha, No. 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil (telephone no: 55 21-3814-4557).

Vale Overseas Limited

US$1,250,000,000 6.250% Guaranteed Notes due 2017

US$2,500,000,000 6.875% Guaranteed Notes due 2036

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

PROSPECTUS SUPPLEMENT

Joint Bookrunners

Credit Suisse Securities    UBS Investment Bank    ABN AMRO Incorporated    Santander Investment

November 16, 2006